SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the three-month period ended on September 30, 2011 and on September 30, 2010 filed by the Company with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Consolidated Financial Statements

For the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

ALTO PALERMO S.A. (APSA)

Moreno 877 22º Floor – Autonomous City of Buenos Aires

Unaudited Financial Statements for the three-month period

ended September 30, 2011

Fiscal year No. 122 beginning July 1, 2011

Presented comparatively

In thousands of Argentine Pesos (See Note 1 to the Unaudited Basic Financial Statements)

Free translation from the original prepared in spanish for publication in Argentina

Principal Activity:	Real estate investment and development

Dates of registration with the
Public Registry of Commerce:

– Of the By-laws:	August 29, 1889

– Of last amendment:	January 16, 2008

Registration number with the
Superintendence of Corporations:	801,047

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108 – 1° floor – Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent
Company on the equity:	94.89% (See Note 8.j to the Unaudited Basic Financial Statements)

Type of stock	CAPITAL STATUS (Note 4 to the Unaudited Basic Financial Statements)
	Authorized for Public Offer of Shares	Subscribed, Issued and Paid up Ps.
Common stock with a face value of Ps.0.1 per share and entitled to 1 vote each	1,259,886,188	125,989

Saul Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of September 30, 2011 and June 30, 2011.

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina.

	09.30.11 (Notes 1 and 3)	06.30.11 (Notes 1 and 3)
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	132,887	24,620
Other investments, net (Note 4.b)	125,505	150,328
Account receivable, net (Note 4.c)	202,746	200,404
Other receivables and prepaid expenses, net (Note 4.d)	107,134	96,307
Inventory (Note 4.e)	17,330	35,570

Total Current Assets	585,602	507,229

NON-CURRENT ASSETS
Account receivable, net (Note 4.c)	1,024	562
Other receivables and prepaid expenses, net (Note 4.d)	56,423	59,681
Inventory (Note 4.e)	28,198	26,753
Fixed assets, net (Note 4.f)	1,500,108	1,504,230
Other investments, net (Note 4.b)	214,626	212,476
Intangible assets, net (Note 4.g)	50,710	42,226

Subtotal Non-Current Assets	1,851,089	1,845,928

Negative goodwill, net (Note 4.h)	(15,368)	(27,179)

Total Non-Current Assets	1,835,721	1,818,749

Total Assets	2,421,323	2,325,978

	09.30.11 (Notes 1 and 3)	06.30.11 (Notes 1 and 3)
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 4.i)	85,485	83,830
Short-term debt (Note 4.j)	91,541	121,615
Salaries and social security payable (Note 4.k)	15,923	24,061
Taxes payable (Note 4.l)	87,511	102,053
Customer advances (Note 4.m)	129,865	131,011
Other liabilities (Note 4.n)	60,572	56,217

Total Debts	470,897	518,787

Provisions (Note 4.o)	346	267

Total Current Liabilities	471,243	519,054

NON-CURRENT LIABILITIES
Trade accounts payable (Note 4.i)	290	47
Long-term debt (Note 4.j)	634,947	615,503
Taxes payable (Note 4.l)	68,653	26,902
Customer advances (Note 4.m)	98,681	95,021
Other liabilities (Note 4.n)	11,146	11,467

Total Debts	813,717	748,940

Provisions (Note 4.o)	12,908	12,829

Total Non-Current Liabilities	826,625	761,769

Total Liabilities	1,297,868	1,280,823

Minority interest	140,581	138,202

SHAREHOLDERS’ EQUITY	982,874	906,953

Total Liabilities and Shareholders’ Equity	2,421,323	2,325,978

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang
Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the three months periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.11 (Notes 1 and 3)	09.30.10 (Notes 1 and 3)
Revenues:
Leases and services	203,481	149,004
Consumer financing	2,065	57,840
Other	21,217	7,490

Total revenues	226,763	214,334

Costs:
Leases and services	(38,442)	(40,220)
Consumer financing	(749)	(19,591)
Other	(20,156)	(3,652)

Total costs	(59,347)	(63,463)

Gross profit:
Leases and services	165,039	108,784
Consumer financing	1,316	38,249
Other	1,061	3,838

Total gross profit	167,416	150,871

Selling expenses	(9,303)	(28,180)
Administrative expenses	(19,252)	(21,111)
Gain from recognition of inventories at net realizable value	2,285	—
Net income from retained interest in securitized receivables	—	5,213

Subtotal	(26,270)	(44,078)

Operating income	141,146	106,793

Net income on equity investees	3,488	1,207

Amortization of negative goodwill, net	539	(83)

Financial gain (loss) generated by assets:
Interest	5,807	5,334
Foreign currency exchange gain	3,657	7,111
Other holding results	1,540	(19,516)

Subtotal	11,004	(7,071)

Financial loss generated by liabilities:
Interest	(15,779)	(20,194)
Foreign currency exchange loss	(15,694)	(4,507)
Other holding results	(1,222)	—

Subtotal	(32,695)	(24,701)

Total financial results, net (Note 4.p)	(21,691)	(31,772)

Other income (expenses), net	(193)	(282)

Income before taxes and minority interest	123,289	75,863

Income tax expense	(45,289)	(10,638)
Minority interest	(3,527)	(1,771)

Net income for the period	74,473	63,454

Basic net income per share (Note 3.o) to the Unaudited Basic Financial Statements	0.0655	0.0811

Diluted net income per share (Note 3.o) to the Unaudited Basic Financial Statements	0.0340	0.0255

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saul Zang
Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the three months periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.11 (Notes 1 and 3)	09.30.10 (Notes 1 and 3)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	145,552	53,422
Cash and cash equivalents as of the end of the period	213,732	232,041

Increase in cash and cash equivalents	68,180	178,619

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	74,473	63,454
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation of fixed assets	27,299	27,277
Income on equity investments	(3,488)	(1,207)
Amortization of intangible assets	872	2,305
Amortization of negative goodwill, net	(539)	83
Loss on intangible assets retired	(535)	9,292
Net carrying value of fixed assets retired	433	42
Provision for tax on personal assets of shareholders	49	85
Charge of provision for contingencies, net	162	275
Allowance for doubtful accounts, net	(1,853)	466
Net loss from retained interest in securitized receivables	—	(5,213)
Provision for Directors’ fees	8,560	6,198
Minority interest	3,527	1,771
Income tax	45,289	10,638
Financial results	27,980	45,072
Transactions with derivative financial instruments	1,222	—
Long-term incentive program reserve	1,410	—
Gain for recognition of inventories at net realizable value	(2,285)	—
Net income from sales of real estate property	(1,050)	—
Increase of Intangible assets	(540)	—
Changes in operating assets and liabilities:
Decrease (Increase) in accounts receivable	514	(77,147)
(Increase) Decrease in other receivables and prepaid expenses	(571)	11,998
Decrease (Increase) in inventory	21,042	(843)
Increase in trade accounts payable	1,474	57,405
Increase in customer advances	2,417	1,771
Decrease in taxes payable	(18,547)	(23,246)
Decrease in salaries and social security payable	(8,187)	(1,069)
Decrease in provision for contingencies	(4)	(1,765)
Decrease in other liabilities	(5,812)	(1,264)

Net cash provided by operating activities	173,312	126,378

Saul Zang
Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued) (1)

For the three months periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010.

(In thousands of Argentine Pesos)

Free translation from the original prepared in Spanish for publication in Argentina

	09.30.11 (Notes 1 and 3)	09.30.10 (Notes 1 and 3)
CASH FLOWS FROM INVESTING ACTIVITIES
(Outflows) Inflows of cash by acquisition/sale of subsidiaries	(6,651)	67,477
Acquisition of fixed assets	(11,581)	(13,733)
Increase in current investments	(12,571)	(33,318)
Purchase of shares valued at cost	(2,650)	—
Loans collected from third parties	—	41
Purchase option Arcos del Gourmet S.A’s shares	—	(783)
Loans granted to related parties	(4,334)	—
Collection of receivables from related parties	—	15,362
Acquisition of undeveloped parcels of land and other real estate	—	(50)
Acquisition of intangible assets	—	(1,117)
Income from sale of property	—	2,652

Net cash (used in) provided by investing activities	(37,787)	36,531

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of bank loans	—	(25,231)
Cash from minority shareholders’ capital contributions to subsidiaries	286	—
Payment of seller financing of shares	(9,821)	(3,950)
(Payments) proceeds from overdrafts	(51,200)	11,130
Payment of interests of Non-Convertible Notes	(6,610)	(11,429)
Proceeds from issuance of short-term debt	—	40,000
Proceeds from short-term and long-term debts	—	5,190

Net cash (used in) provided by financing activities	(67,345)	15,710

INCREASE IN CASH AND CASH EQUIVALENTS	68,180	178,619

(1)	Includes cash and banks and investments with a short-term realization. See Note 2.2.1 to the Unaudited Basic Financial Statements

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saul Zang
Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the three months periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.11	09.30.10
Supplemental cash flow information
- Income tax	8,931	4,355

Non-cash activities:
- Decrease in short and long-term debt through an increase in shareholders’ equity	38	—
- Liquidation of interest in credit card receivables	—	18,786
- Decrease in inventory through a decrease in customer advances	—	1,920
- Increase in fixed assets through an increase in trade accounts payable	—	5,352
- Increase in fixed assets through an increase in short and long term debt	—	53,896
- Decrease in Intangible assets through a decrease in trade accounts payable	1,153	—

	09.30.11	09.30.10
Acquisition/sale of equity investee in subsidiary company	(1)	(2)
Accounts receivable	(1,307)	278,805
Other receivables and prepaid expenses	(2,040)	29,108
Investments	—	143,646
Fixed assets	(11,885)	2,829
Intangibles assets	(9,434)	—
Short and long-term debt	—	(91,173)
Trade accounts payable	1,577	(204,255)
Customer advances	97	—
Salaries and social security payable	49	(11,221)
Taxes payable	418	(14,654)
Other liabilities	64	(62)

Total non-cash assets unconsolidated acquired	(22,461)	133,023

Cash and cash equivalents acquired	(691)	—

Total unconsolidated net assets acquired	(23,152)	133,023

Minority interest	(1,434)	—
Goodwill	(11,344)	—

Subsidiary companies sale/acquisition value	(35,930)	133,023

Impairment and sale of investment (Tarshop S.A.)	—	(12,119)
Remaining investment in Tarshop S.A.	—	(32,175)
Cash and cash equivalents acquired	691	(21,252)
Amount financed by the sellers	27,050	—
Cash in advance	1,538	—

(Outflows) Inflows of cash by acquisition/sale of subsidiaries	(6,651)	67,477

(1)	Relates to the acquisition of 50% of Nuevo Puerto Santa Fe and of 8.185% of Arcos del Gourmet.
(2)	Relates to the sale of 80% of Tarshop S.A.

Saul Zang
Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

For the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Unaudited Consolidated Financial Statements have been prepared in thousands of Argentine pesos.

Alto Palermo S.A. (APSA), here in after the “Company” “APSA” has consolidated its Balance Sheets as of September 30 and June 30, 2011, the Statements of Income and Cash Flow for three-months periods ended September 30, 2011 and 2010 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

APSAMEDIA S.A. (the surviving company of Metroshop S.A. by change of corporate name) has been consolidated using the proportional consolidation method included in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission, up to December 31, 2010. As from January 1, 2011 the consolidation was made line for line as described in Note 8.k) to the Unaudited Basic Financial Statements.

The Company Nuevo Puerto de Santa Fe S.A. has been consolidated under the proportional consolidation method in accordance with Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

Torodur S.A. has been considered an integrated entity. See Note 2.2 to the Basic Financial Statements.

As of September 30, 2010 the Unaudited Statement of Income and the Unaudited Statement of Cash Flows include results and cash flows, respectively, for the two-month period in which APSA still held control on Tarshop S.A. As from the sale, results generated from the remaining investment are disclosed under caption Net income on equity investees.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	(Continued)

The following table shows a summary of the effect that would have had Tarshop S.A.’s unconsolidated on the Unaudited Statements of Income and Cash Flows as of September 30, 2010.

Caption	Issued Financial Statements as of 09.30.10 Ps.	Tarshop S.A. as of 09.30.10 Ps.	Financial Statements considering the sale of 09.30.10 Ps.
Revenues	214,334	(53,887)	160,447
Costs	(63,463)	18,032	(45,431)
Gross profit	150,871	(35,855)	115,016
Operating Income	106,793	(18,032)	88,761
Net income for the period	63,454	(18,120)	45,334

Cash provided by operating activities	126,378	22,002	148,380
Cash provided by investing activities	36,531	101	36,632
Cash provided by (used in) financing activities	15,710	(28,553)	(12,843)

COMPARATIVE INFORMATION

The comparative information at June 30, 2011 and September 30, 2010 included in these unaudited financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	CORPORATE CONTROL

The following table shows the data concerning the corporate control:

.	Percentage of capital stock owned as of		Financial statements for consolidation purposes
	09.30.11	09.30.10
Torodur S.A. (3)	100	—	09.30.11
Emprendimiento Recoleta S.A.	53.684	53.684	09.30.11
Tarshop S.A. (1)	20	20	09.30.11
Shopping Neuquén S.A.	98.14	98.14	09.30.11
Fibesa S.A.	99.999	99.999	09.30.11
Conil S.A.	100	100	09.30.11
Panamerican Mall S.A.	80	80	09.30.11
Arcos del Gourmet S.A.	88.185	80	09.30.11
Apsamedia S.A. (2)	100	50	09.30.11
Nuevo Puerto Santa Fe S.A. (4)	50	—	09.30.11

(1)	See Note 8.i. to the Unaudited Basic Financial Statements.
(2)	Previously indirect interest through Tarshop S.A. as from May 21, 2010 direct interest. See Note 8.k) to the Unaudited Basic Financial Statements. See also Note 9. a)
(3)	On June 13, 2011 a direct interest in Torodur S.A. was acquired. See Note 8.o) to the Unaudited Basic Financial Statements
(4)	33,33% direct and 16,66% indirect through its interest in Torodur S.A.. See Note 8.p) to the Unaudited Basic Financial Statements.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the Unaudited Basic Financial Statements details the most significant accounting policies and below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue Recognition

Consumer financing operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among others. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the period, irrespective of whether collection has or has not been made.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

Lease agent operations

Fibesa S.A., company in which APSA has shares of 99.99996%, acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission’s rights and commissions from rental of advertising spaces. Revenues are recognized at the time that the transaction is successfully concluded.

b.	Investments

Notes

Investment in Notes issued by Cresud S.A.C.I.F. y A. has been valued based on the best possible estimate of the discounted amount to be collected using the respective internal rate of return estimated upon capitalization because they will be kept by the Company through maturity.

c.	Intangible Assets

c.1.	Concession

Intangible assets include Arcos del Gourmet S.A.’s concession right, which will be amortized over the life of the concession agreement (See Note 8.a) to the Unaudited Basic Financial Statements), after the opening of the shopping center.

c.2.	Pre-operating expenses

These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

The net carrying value of the intangible assets does not exceed its estimated recoverable value at the period / year end.

d.	Minimum Presumed Income Tax (MPIT)

The Company has recognized the MPIT accrued over the period / year and paid in previous years as a credit, as it estimates that in futures years, it may be computed towards paying income tax.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions of these Unaudited Consolidated Financial Statements is as follows:

a)	Cash and banks:

	09.30.11	06.30.11
Cash in local currency	876	520
Cash in foreign currency	171	202
Bank accounts in local currency	31,151	10,814
Bank accounts in foreign currency	100,689	13,084

Total cash and banks	132,887	24,620

b)	Other investments, net:

	09.30.11	06.30.11
Current
Time deposits in local currency (i)	3,031	—
Mutual funds in foreign currency (i)	45,556	120,590
Mutual funds in local currency (ii)	71,129	26,646
Mortgages bonds issued by Banco Hipotecario S.A. (Note 5)	481	477
Non convertible notes - Cresud S.A.C.I.F. y A. (Note 8.c) and Note 5)	5,256	2,569
Interest receivable - Non convertible notes - Cresud S.A.C.I.F. y A. (Note 8.c) and Note 5)	52	46

Total	125,505	150,328

Non-current
Undeveloped parcels of land:
- Caballito plot of land	36,889	36,889
- Patio Olmos	32,949	32,949
- Other real estate	3,091	3,091
- Air Space Coto	13,188	13,188
- Air Space Soleil Factory	6,676	6,676
Non Convertible Notes - Cresud S.A.C.I.F. y A. (Note 8.c) and Note 5)	5,256	7,706
Other investments	56	56

Subtotal	98,105	100,555

Equity investments in companies
- Equity investee (Tarshop S.A.)	57,576	54,088
- Cost method (TGLT S.A.)	58,945	56,295
Shares’ purchase advances	—	1,538

Subtotal	116,521	111,921

Total	214,626	212,476

Total other investments, net	340,131	362,804

(i)	Considered as cash equivalents for purposes of the Unaudited Consolidated Statements of Cash Flows.
(ii)	As of September 30 and June 30, 2011 include Ps. 32,258 and Ps. 342, respectively, considered as cash equivalents for purposes of the Unaudited Consolidated Statements of Cash Flows.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

c)	Accounts receivable, net:

	09.30.11	06.30.11
Current
Checks to be deposited	102,094	86,990
Consumer financing receivables	65,165	70,248
Leases and services receivable	60,638	68,185
Debtors under legal proceedings	41,811	40,352
Pass-through expenses receivable	22,516	18,953
Notes receivable	4,026	5,987
Receivable from sale of fixed assets	—	4,034
Receivables with collections agents	5,118	4,869
Related parties (Note 5)	4,229	4,711
Mortgages receivable Torres de Abasto	92	647
Credit cards receivable	227	497
Allowance for doubtful accounts	(103,170)	(105,069)

Total	202,746	200,404

Non-current
Leases and services receivable	958	448
Mortgages receivable Torres de Abasto	63	114
Pass-through expenses receivable	3	—

Total	1,024	562

Total accounts receivable, net	203,770	200,966

d)	Other receivables and prepaid expenses, net:

	09.30.11	06.30.11
Current
Related parties (Note 5)	39,207	27,748
Prepaid expenses	27,837	25,111
Value Added Tax (VAT) – receivable	30,753	26,168
Refunds receivable	—	4,278
Guarantee deposits	173	159
Other tax credits	2,604	3,314
Other tax credits – Gross revenue tax	1,629	1,750
Income tax credits, net	447	7
Minimum Presumed Income Tax (MPIT)	91	—
Prepaid services	3,864	7,046
Loans granted	104	229
Others	425	497

Total	107,134	96,307

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	09.30.11	06.30.11
Non-current
Value Added Tax (VAT) – receivable	39,997	47,579
Imputed interest of non-current receivables	(7,798)	(10,943)
Deferred income tax	13,083	12,231
Deferred tax allowance	(60)	(354)
Minimum Presumed Income Tax (MPIT)	3,571	4,778
Mortgages receivable	2,208	2,208
Allowance for doubtful mortgage receivable	(2,208)	(2,208)
Prepaid expenses	2,518	2,121
Expenses to be accrued	2,020	1,699
Reimbursements receivable	883	863
Other tax credits	1,138	1,074
Guarantee deposits	460	35
Others	611	598

Total	56,423	59,681

Total other receivables and prepaid expenses, net	163,557	155,988

e)	Inventory:

	09.30.11	06.30.11
Current
Rosario plot of land	6,172	25,511
Torres Rosario	2,904	3,037
Torres Rosario under construction	5,100	4,206
Others	3,154	2,816

Total	17,330	35,570

Non-current
Units to be received Beruti (Note 5)	23,608	23,309
Torres Rosario under construction	4,590	3,444

Total	28,198	26,753

Total inventory	45,528	62,323

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

f)	Fixed assets, net:

	09.30.11	06.30.11
Properties:
Shopping Centers:
Dot Baires	527,402	531,507
Abasto	150,256	152,266
Alto Palermo	109,675	114,674
Patio Bullrich	80,976	82,702
Soleil Factory	66,730	66,266
Mendoza Plaza	76,703	77,823
Alto Rosario	77,943	78,764
Alto Avellaneda	59,347	61,977
Paseo Alcorta	63,966	65,197
Córdoba Shopping - Villa Cabrera	64,459	65,538
Alto NOA	19,844	20,350
Buenos Aires Design	7,560	7,833
La Ribera Shopping	11,641	—
Other properties	17,626	17,783
Offices	234	239
Dot Baires Offices	97,326	98,116
Shopping center Neuquén Project (Note 8.a))	7,004	6,861
Units to be received Beruti (Note 5)	9,264	9,264
Facilities	82	80
Suppliers advances	10,163	11,151
Furniture, fixture and equipment	13,042	13,754
Computer equipment	1,578	1,539
Software	1,117	1,172
Leasehold improvements	25	237
Vehicles	11	12
Work in progress:
Dot Baires	1,463	1,617
Buenos Aires Desing	299	202
Alto Rosario	422	354
Patio Bullrich	851	394
Paseo Alcorta	1,641	1,604
Abasto	3,379	2,212
Alto Avellaneda	2,671	2,288
Alto NOA	36	52
Alto Palermo	675	671
Mendoza Plaza	803	803
Córdoba Shopping - Villa Cabrera	660	632
Soleil Factory	4,806	2,448
Neuquén Project	6,286	4,466
Offices	2,142	1,382

Total fixed assets, net	1,500,108	1,504,230

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

g)	Intangible assets, net:

	09.30.11	06.30.11
Preoperating expenses	21,026	21,056
Arcos del Gourmet S.A.’s concession	29,388	20,873
Trademarks	296	297

Total intangible assets, net	50,710	42,226

h)	Negative goodwill, net:

	09.30.11	06.30.11
Arcos del Gourmet S.A.	6,060	—
Nuevo Puerto Santa Fe S.A.	5,284	—
Conil S.A.	506	506
Soleil Factory	(14,140)	(14,349)
Empalme S.A.I.C.F.A. y G.	(7,657)	(7,815)
Mendoza Plaza Shopping S.A.	(5,253)	(5,335)
Emprendimiento Recoleta S.A.	(168)	(186)

Total negative goodwill, net	(15,368)	(27,179)

i)	Trade accounts payable:

	09.30.11	06.30.11
Current
Suppliers	32,028	26,036
Accruals	41,322	46,471
Related parties (Note 5)	11,581	10,585
Others	554	738

Total	85,485	83,830

Non-current
Suppliers	290	47

Total	290	47

Total trade accounts payable	85,775	83,877

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

j)	Short-term and long-term debt:

	09.30.11	06.30.11
Current
- Banks
Overdrafts	4,134	54,837
Accrued bank interests	7	496

Subtotal	4,141	55,333

- Financial
Non-Convertible Notes (Note 5)	39,766	39,766
Accrued interest on Non-Convertible Notes (Note 5)	15,490	5,176
Seller financing - Arcos del Gourmet S.A.	15,417	8,900
Accrued interest on Convertible Notes (Note 5)	2,670	5,864
Deferred debt costs	(472)	(483)
Seller financing of Soleil Factory goodwill	661	4,714
Related parties (Note 5)	2,422	2,345
Seller financing - Nuevo Puerto Santa Fe S.A.	11,446	—

Subtotal	87,400	66,282

Total	91,541	121,615

Non-current
- Financial
Non-Convertible Notes (Note 5)	462,550	452,100
Convertible Notes (Note 5)	133,494	130,515
Seller financing of Soleil Factory goodwill	34,261	35,125
Seller financing - Arcos del Gourmet S.A.	2,102	—
Deferred debt costs	(2,123)	(2,237)
Seller financing - Nuevo Puerto Santa Fe S.A.	4,663	—

Total	634,947	615,503

Total short-term and long-term debt	726,488	737,118

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

k)	Salaries and social security payable

	09.30.11	06.30.11
Provision for vacation, bonuses and others	8,483	20,077
Social security payable	5,382	3,300
Others	2,058	684

Total salaries and social security payable	15,923	24,061

l)	Taxes payable:

	09.30.11	06.30.11
Current
Provision for Income tax, net	56,195	66,163
Value Added Tax (VAT) – payable	14,185	15,391
Tax amnesty plan for municipality taxes payable	1,321	1,321
Income tax withholdings	3,420	4,955
Other tax withholdings	3,355	3,444
Tax amnesty plan for income tax payable	2,035	1,759
Gross revenue tax withholdings	3,906	3,626
Provision for gross revenue tax	1,859	469
Interest payable on tax debt	—	3,678
Other taxes payable	520	589
Tax amnesty plan for gross revenue tax payable	364	358
MPIT, net	351	300

Total	87,511	102,053

Non-current
Provision for Income tax, net	42,955	—
Tax amnesty plan for income tax payable	16,915	17,386
Deferred income tax	6,847	7,310
Tax amnesty plan for municipality taxes payable	1,417	1,596
Tax amnesty plan for gross revenue tax payable	517	610
MPIT, net	2	—

Total	68,653	26,902

Total taxes payable	156,164	128,955

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

m)	Customer advances:

	09.30.11	06.30.11
Current
Admission rights	64,524	60,580
Lease advances	41,329	33,925
Advance for sale of Rosario plot of land	4,991	18,595
Customer advances	17,507	16,299
Guarantee deposits	1,057	1,612
Related parties (Note 5)	457	—

Total	129,865	131,011

Non-current
Admission rights	70,706	66,885
Lease advances	25,875	27,359
Guarantee deposits	2,100	777

Total	98,681	95,021

Total customer advances	228,546	226,032

n)	Other liabilities:

	09.30.11	06.30.11
Current
Related parties (Note 5)	28,162	28,290
Accrual for Directors’ fees net of advances (Note 5)	13,463	10,104
Withholdings and guarantee deposits	510	515
Contributed leasehold improvements	293	332
Transactions with derivative financial instruments	1,222	—
Other liabilities	16,004	16,004
Below market leases	413	435
Others	505	537

Total	60,572	56,217

Non-current
Contributed leasehold improvements	9,103	9,170
Directors’ guarantee deposits (Note 5)	12	12
Below market leases	329	449
Provision ABL assessment	1,702	1,836

Total	11,146	11,467

Total other liabilities	71,718	67,684

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

o)	Provisions:

	09.30.11	06.30.11
Current
Provision for contingencies	346	267

Total	346	267

Non-current
Provision for contingencies	12,908	12,829

Total	12,908	12,829

Total Provisions	13,254	13,096

p)	Financial results, net:

	09.30.11	09.30.10
Generated by assets:
Interest income from past-due receivables	1,779	1,354
Effect on the present value accounting	3,145	2,730
Results from financial investments (Note 5)	416	692
Other interest	467	558

Subtotal interest	5,807	5,334

Foreign currency exchange gain	3,657	7,111

Other holding results	1,540	(19,516)

Financial gain generated by assets	11,004	(7,071)

Generated by liabilities:
Financial expenses (Note 5)	(15,202)	(18,696)
Other interest	(65)	(106)
Interest on taxes payable	(512)	(1,392)

Subtotal interest	(15,779)	(20,194)

Foreign currency exchange loss	(15,694)	(4,507)

Loss from derivative financial instruments	(1,222)	—

Subtotal other holding results	(1,222)	—

Financial loss generated by liabilities	(32,695)	(24,701)

Total financial results, net	(21,691)	(31,772)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	09.30.11
	Investments - Current	Investments - Non-current	Accounts receivable, net - Current	Other receivables and prepaid expenses, net - Current	Inventory / Fixed Assets, net	Trade accounts payable - Current	Short-term debt	Long-term debt	Customer advances - Current	Other liabilities - Current	Other liabilities - Non-current
Banco Hipotecario S.A. (2)	481	—	226	—	—	—	—	—	—	—	—
Cactus S.A. (1)	—	—	28	—	—	(3)	—	—	—	—	—
Consultores Assets Management S.A. (4)	—	—	44	—	—	(5)	—	—	—	—	—
Consorcio Libertador (4)	—	—	1	—	—	(3)	—	—	—	—	—
Consorcio Torre Boston (4)	—	—	1	—	—	—	—	—	—	—	—
Cresud S.A.C.I.F. y A. (5)	5,308	5,256	—	18,293	—	—	—	—	—	(10,742)	—
Cyrsa S.A. (6)	—	—	212	—	—	(1,096)	—	—	—	—	—
Directors	—	—	2	—	—	—	—	—	—	(13,463)	(12)
E-Commerce Latina S.A. (7)	—	—	20	—	—	—	—	—	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	—	—	—	—	(303)	—	—	—	—	—
Fundación IRSA (4)	—	—	13	—	—	—	—	—	—	—	—
Futuros y Opciones.Com S.A. (1)	—	—	49	—	—	(6)	—	—	—	—	—
Hoteles Argentinos S.A. (7)	—	—	—	—	—	(2)	—	—	—	—	—
Inversiones Financieras del Sur S.A. (11)	—	—	—	4,218	—	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	—	1,259	12	—	(1,811)	(16,402)	(133,459)	—	(90)	—
Llao Llao Resorts S.A. (7)	—	—	—	—	—	(1)	—	—	—	—	—
Museo de los Niños (4)	—	—	1,645	—	—	(24)	—	—	—	—	—
Nuevas Fronteras S.A. (7)	—	—	—	—	—	(68)	—	—	—	—	—
Nuevo Puerto Santa Fe S.A. (13)	—	—	—	150	—	—	—	—	—	—	—
Personnel	—	—	—	2,767	—	—	—	—	—	—	—
Solares de Santa Maria S.A. (7)	—	—	—	—	—	(2)	—	—	—	—	—
Tyrus S.A. (7)	—	—	—	52	—	—	—	—	—	—	—
Tarshop S.A. (10)	—	—	729	13,715	—	(8,257)	—	—	(457)	(17,330)	—
TGLT S.A. (3)	—	—	—	—	32,872	—	(2,422)	—	—	—	—

Total	5,789	5,256	4,229	39,207	32,872	(11,581)	(18,824)	(133,459)	(457)	(41,625)	(12)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	06.30.11
	Investments - Current	Investments - Non-current	Accounts receivable, net - Current	Other receivables and prepaid expenses, net - Current	Inventory / Fixed Assets, net	Trade accounts payable - Current	Short-term debt	Long-term debt	Customer advances - Current	Other liabilities - Current	Other liabilities - Non-current
Banco Hipotecario S.A. (2)	477	—	225	—	—	—	—	—	—	—	—
Cactus S.A. (1)	—	—	25	—	—	(3)	—	—	—	—	—
Consorcio Libertador (4)	—	—	1	—	—	(3)	—	—	—	—	—
Consorcio Torre Boston (4)	—	—	1	—	—	—	—	—	—	—	—
Consultores Assets Management S.A. (4)	—	—	11	—	—	(5)	—	—	—	—	—
Cresud S.A.C.I.F. y A. (5)	2,615	7,706	6	11,455	—	(61)	—	—	—	(10,872)	—
Cyrsa S.A. (6)	—	—	172	—	—	(1,097)	—	—	—	—	—
Directors	—	—	2	—	—	—	(2)	(41)	—	(10,104)	(12)
E-Commerce Latina S.A. (7)	—	—	20	—	—	—	—	—	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	—	—	—	—	(783)	—	—	—	—	—
Fundación IRSA (4)	—	—	5	—	—	—	—	—	—	—	—
Futuros y Opciones.Com S.A. (1)	—	—	13	—	—	(6)	—	—	—	—	—
Hoteles Argentinos S.A. (7)	—	—	—	—	—	(1)	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	—	1,856	12	—	(2,865)	(19,228)	(130,444)	—	(88)	—
Llao Llao Resorts S.A. (7)	—	—	73	—	—	(74)	—	—	—	—	—
Museo de los Niños (4)	—	—	1,752	—	—	(6)	—	—	—	—	—
Nuevas Fronteras S.A. (7)	—	—	—	—	—	(146)	—	—	—	—	—
Personnel	—	—	—	2,515	—	—	—	—	—	—	—
Solares de Santa María S.A. (7)	—	—	2	—	—	(2)	—	—	—	—	—
Tarshop S.A. (10)	—	—	547	13,715	—	(5,533)	—	—	—	(17,330)	—
Tyrus S.A. (7)	—	—	—	51	—	—	—	—	—	—	—
TGLT S.A. (3)	—	—	—	—	32,573	—	(2,345)	—	—	—	—

Total	3,092	7,706	4,711	27,748	32,573	(10,585)	(21,575)	(130,485)	—	(38,394)	(12)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	09.30.11
	Leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Cresud S.A.C.I.F. y A. (5)	—	—	198	—	—	(11,446)
Directors	—	(8,560)	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	(1,518)	—	(3,709)	—	(239)
Personnel	—	—	73	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	(684)	—	—	—	—
Fundación IRSA (4)	—	—	—	—	(150)	—
Tarshop S.A. (10)	487	—	—	—	—	—
Inversiones Financieras del Sur S.A. (11)	—	—	13	—	—	—
TGLT S.A. (3)	—	—	—	(23)	—	—

Total	487	(10,762)	284	(3,732)	(150)	(11,685)

Company	09.30.10
	Leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Shareholders	—	—	—	—	(83)	—
Cresud S.A.C.I.F. y A. (5)	—	—	—	(389)	—	(9,386)
Directors	—	(6,906)	—	(2)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (9)	—	(1,159)	—	(9,042)	—	322
Parque Arauco S.A. (12)	—	—	—	(1,978)	—	—
Personnel	—	—	34	—	—	—
Estudio Zang, Bergel y Viñes (8)	—	(1,515)	—	—	—	—
Tarshop S.A. (10)	—	—	80	—	80	—
Fundación IRSA (4)	—	—	—	—	—	—

Total	—	(9,580)	114	(11,411)	(3)	(9,064)

1.	Subsidiary of Cresud S.A.C.I.F. y A.
2.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
3.	Equity investee of APSA.
4.	Related to IRSA Inversiones y Representaciones Sociedad Anónima.
5.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima.
6.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
7.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
8.	Related to the Board of Directors
9.	Sharerholder.
10.	Subsidiary, later equity investee. See Note 8.i.iii) to the Unaudited Basic Financial Statements.
11.	Shareholder of Cresud S.A.C.I.F. y A.
12.	Shareholder up to October 15, 2010
13.	Joint venture

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	SEGMENT INFORMATION

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 09.30.11	Total as of 09.30.10
Revenues	203,481	2,065	21,217	226,763	—	226,763	214,334
Costs	(38,442)	(749)	(20,156)	(59,347)	—	(59,347)	(63,463)

Total gross profit as of 09.30.11	165,039	1,316	1,061	167,416	—	167,416	—

Total gross profit as of 09.30.10	108,784	37,654	3,838	150,276	595	—	150,871

Expenses:
Selling expenses	(10,807)	2,361	(857)	(9,303)	—	(9,303)	(28,180)
Administrative expenses	(19,175)	(51)	(26)	(19,252)	—	(19,252)	(21,111)
Gain from recognition of inventories at net realizable value	—	—	2,285	2,285	—	2,285	—
Net income from retained interest in securitized receivables	—	—	—	—	—	—	5,213

Operating income 09.30.11	135,057	3,626	2,463	141,146	—	141,146	—

Operating income 09.30.10	84,673	18,024	3,501	106,198	595	—	106,793

Net income on equity investees	—	3,488	—	3,488	—	3,488	1,207
Amortization of goodwill, net	539	—	—	539	—	539	(83)
Financial results, net	(22,560)	853	16	(21,691)	—	(21,691)	(31,772)
Other income (expenses), net	(40)	(153)	—	(193)	—	(193)	(282)

Income before taxes and minority interest 09.30.11	112,996	7,814	2,479	123,289	—	123,289	—

Income (loss) before taxes and minority interest 09.30.10	72,937	(591)	3,517	75,863	—	—	75,863

Income tax expense	(42,907)	(1,514)	(868)	(45,289)	—	(45,289)	(10,638)
Minority interest	(3,527)	—	—	(3,527)	—	(3,527)	(1,771)

Net income for the period 09.30.11	66,562	6,300	1,611	74,473	—	74,473	—

Net income (loss) for the period 09.30.10	62,455	(591)	1,590	63,454	—	—	63,454

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 09.30.11	Total as of 06.30.11
Depreciation and amortization 09.30.11 – 3 months	28,162	2	—	28,164	—	28,164	—

Depreciation and amortization 06.30.11 – 12 months	113,195	2,276	—	115,471	—	—	115,471

Acquisition of fixed assets and intangible assets 09.30.11 – 3 months	37,129	—	—	37,129	—	37,129	—

Acquisition of fixed assets and intangible assets 06.30.11 – 12 months	99,612	3,003	—	102,615	—	—	102,615

Operating assets as of 09.30.11	1,816,801	22,542	42,529	1,881,872	120,082	2,001,954	—

Operating assets as of 06.30.11	1,708,232	26,198	60,268	1,794,698	120,932	—	1,915,630

Non operating assets as of 09.30.11	1,149,097	33,089	—	1,182,186	(762,817)	419,369	—

Non operating assets as of 06.30.11	1,100,411	22,510	—	1,122,921	(712,573)	—	410,348

Total assets as of 09.30.11	2,965,898	55,631	42,529	3,064,058	(642,735)	2,421,323	—

Total assets as of 06.30.11	2,808,643	48,708	60,268	2,917,619	(591,641)	—	2,325,978

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	(Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are: Leases and services, Consumer Financing and Others.

A general description of each segment follows:

•	Leases and services: This segment includes the results of the Company’s shopping centers and results of the offices rental.

•	Consumer financing: This segment includes the results derived from granting consumer credits, credit cards and securitization of credits made by Tarshop S.A. and Apsamedia S.A. (see Note 1).

•	Others: This segment includes the results of the Company’s construction and/or barter transactions and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7:	RESTRICTED ASSETS AND GUARANTEES GRANTED

As mentioned in Note 8.e), to secure the fulfillment of the concession agreement with ADIF, Arcos del Gourment S.A. committed itself to hire a surety bond for Ps. 4,460, to make a deposit in cash of Ps. 400 and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. These surety bonds were hired during October, 2011.

NOTE 8:	SIGNIFICANT EVENTS

a)	Neuquén Project

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, appartments, private hospital and other compatible purposes.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén (the Municipality) and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

Such agreement put an end to the case “Shopping Neuquén S.A. vs. Municipality of Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén. Lawyers’ fees shall be borne by Shopping Neuquén S.A., which although they have been established are not yet final.

On July 5, 2010, Shopping Neuquén S.A. began the committed works for the first stage, which should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of Shopping Neuquén S.A.´s plots acquired to the Municipality.

On April 15, 2011 Shopping Neuquén S.A. entered into an agreement with Gensar S.A. whereby the latter acquires the right to purchase one of the plots of land of a mixed use commercial undertaking next to which Shopping Neuquén S.A. is building a shopping center. In that plot of land of 14,792.68 sqm, Gensar S.A. has agreed to build and operate a hypermarket, operated initially under the Coto brand. To such end Gensar S.A. was given possession of the above mentioned plot of land. On September 16, 2011, the public deed for the property of the mentioned lot was granted in favor of Gensar S.A., whose record is pending before the corresponding Real Estate Registry.

b)	Transactions of Apsamedia S.A. (formerly Metroshop S.A., which changed its legal name)

On January 13, 2011, and as an action subsequent to the purchase of the remaining 50% of Metroshop S.A.’s shares by the Company, Metroshop S.A. made two offers to Tarshop S.A., later accepted by Tarshop S.A., to grant the following assets:

i)	Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV- previous return of them).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

ii)	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.

iii)	All credit card customers or accounts and consumer loans.

iv)	Lease agreements on certain branches and their personal property.

v)	Labor agreements for payroll personnel.

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities. Metroshop S.A. will continue providing its services, which have been broadened in scope to the following areas:

•	Consumer credit marketing and financing

•	Issuance and marketing of credit cards.

•	Performance of any type of agency and representation.

•	Management of administrative, advertising and commercial activities.

Such amendments were registered with the Public Registry of Commerce on August 29, 2011 under number 17,795.

c)	Acquisition of Cresud S.A.C.I.F. y A.’s Notes

On March 10, 2011, Emprendimiento Recoleta S.A. acquired Cresud S.A.C.I.F. y A.’s Notes for USD 2.5 million falling due on March 10, 2013. Principal is amortized in four quarterly installments payable as from June 11, 2012 and accruing interest at a fixed rate of 7.5 % p.a., payable in eight quarterly installments as from June 8, 2011.

d)	Purchase of shares of Nuevo Puerto Santa Fe S.A.

On June 15, 2011, Torodur S.A. acquired 16.66% of Nuevo Puerto Santa Fe S.A. shares for USD 1.5 million (See Note 8.p) to the Unaudited Basic Financial Statements).

Additionally, Torodur S.A. will pay to the sellers, proportionally to the shares purchased, 16.66% periodic of the working capital calculated on the purchase agreement, which will stem from the special closing financial statements of Nuevo Puerto Santa Fe S.A. The latter will prepare them as a supplement to the price.

Such transaction is disclosure in Non-current Investments.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

e)	Restructuring of the concession agreement of Arcos del Gourmet S.A.

On September 6, 2011, Arcos del Gourmet S.A. subscribed a restructuring agreement of the concession with ADIF (transferred to the rail wealth under ONABE’s jurisdiction), by means of which it was decided to expand the concession term until December 31, 2030, automatically extendable for 3 years and 4 months as from that date, provided the fulfillment of all the commitments assumed. This new contract allows for another extension for 3 additional years in case the Company declares so. Likewise, a maximum term of 24 months was set (as from the date of subscription of the agreement) to perform the works and opening of the Shopping Center. This agreement set a new monthly fee of Ps. 200 (plus VAT) until December 31, 2025, and Ps. 250 (plus VAT) as from January 1st, 2026. Notwithstanding this, subsequently and until the concession term is ended, fees will be determined every 2 years.

Additionally, to secure the fulfillment of the agreement, the Company committed itself to hire a surety bond for Ps. 4,460, to make a deposit in cash of Ps. 400 and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. Likewise, the Company took other obligations related to works to be performed.

This agreement would replace the one subscribed in ONABE.

NOTE 9:	SUBSEQUENT EVENTS

a.	Apsamedia S.A.

On October 7, 2011, APSAMEDIA S.A., as trustor, together with Comafi Fiduciario Financiero S.A., acting as Trustee of the “Fideicomiso Financiero Privado Yatasto”, as Original Holder, created a private financial trust called “Consumo Centro”, which was assigned by APSAMEDIA S.A. under trust the legal ownership of certain receivables that were not in good standing, including personal loans, credit card receivables and refinanced receivables generated by APSAMEDIA S.A. in the ordinary course of business, and which shall issue pass-throughs in favor of the Original Holder.

The receivables assigned under trust amount to about Ps. 39.3 million.

As from such assignment, APSAMEDIA S.A. will assume no liability whatsoever for the creditworthiness or repayment capacity of any of the debtors, or for the success or failure to collect such receivables, or for compliance by debtors of obligations assumed in relation to such receivables.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

The price of the Assignment in Trust amounts to Ps. 1.9 million. Such price less the sums of money received as payment by APSAMEDIA S.A. between August 26, 2011, cutoff date, and September 30, 2011, which amount to Ps. 0.15 million, were transferred on October 7, 2011 to a pesos-denominated checking account held by APSA at Banco Comafi for a total amount of Ps. 1.8 million.

b.	Arcos del Gourmet S.A.

A Shareholders Meeting of Arcos del Gourmet S.A. was held on October 5, 2011, which meeting finally approved the company’s financial statements for the fiscal year ended June 30, 2011. Such Meeting was adjourned and on November 4, 2011 approved a capital increase of up to Ps. 11,000 with a subscription price of Ps. 0.00387, which includes Ps. 0.001 par value per share and Ps. 0.00287 as share premium per share; the Shareholder Meeting also approved payment of subscription price by the capitalization of existing irrevocable contributions, the debt-for-equity swap involving some loan agreements granted by APSA plus accrued interest, with the balance being paid-in in cash. As of the issuance date of these unaudited financial statements, the mandatory publications are being made for shareholders to have the chance to exercise their preemptive rights.

ALTO PALERMO S.A. (APSA)

Free translation of the

Unaudited Financial Statements

For the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of September 30 and June 30, 2011

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.11 (Notes 1 and 2)	06.30.11 (Notes 1 and 2)
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a)	91,770	8,842
Other investments, net (Exhibits D and I)	90,589	121,119
Accounts receivable, net (Note 3.b and Exhibit I)	162,918	158,927
Other receivables and prepaid expenses, net (Note 3.c and Exhibit I)	73,536	62,871
Inventory (Note 3.d)	17,204	35,375

Total Current Assets	436,017	387,134

NON-CURRENT ASSETS
Accounts receivable, net (Note 3.b and Exhibit I)	1,005	553
Other receivables and prepaid expenses, net (Note 3.c and Exhibit I)	10,302	5,596
Inventory (Note 3.d)	28,198	26,753
Equity investments, net (Exhibit C)	845,420	791,796
Other investments, net (Exhibit D)	91,201	91,201
Fixed assets, net (Exhibit A)	832,627	844,727
Intangible assets, net (Exhibit B)	276	297

Subtotal Non-Current Assets	1,809,029	1,760,923

Negative goodwill, net (Note 3.e)	(27,050)	(27,499)

Total Non-Current Assets	1,781,979	1,733,424

Total Assets	2,217,996	2,120,558

	09.30.11 (Notes 1 and 2)	06.30.11 (Notes 1 and 2)
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 3.f and Exhibit I)	60,180	63,562
Short-term debt (Note 3.g and Exhibit I)	88,168	118,555
Salaries and social security payable (Note 3.h and Exhibit I)	11,870	17,241
Taxes payable (Note 3.i and Exhibit I)	78,474	92,554
Customer advances (Note 3.j and Exhibit I)	112,299	114,137
Other liabilities (Note 3.k and Exhibit I)	45,817	40,590

Total Current Liabilities	396,808	446,639

NON-CURRENT LIABILITIES
Trade accounts payable (Note 3.f and Exhibit I)	35	47
Long-term debt (Note 3.g and Exhibit I)	632,949	615,503
Taxes payable (Note 3.i and Exhibit I)	53,612	17,362
Customer advances (Note 3.j and Exhibit I)	85,835	80,899
Other liabilities (Note 3.k and Exhibit I)	56,715	43,696

Total Debts	829,146	757,507

Provisions (Note 3.l and Exhibits E and I)	9,168	9,459

Total Non-Current Liabilities	838,314	766,966

Total Liabilities	1,235,122	1,213,605

SHAREHOLDERS’ EQUITY (per related statement)	982,874	906,953

Total Liabilities and Shareholders’ Equity	2,217,996	2,120,558

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saul Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.11 (Notes 1 and 2)	09.30.10 (Notes 1 and 2)
Revenues:
Leases and services	165,747	122,820
Others	21,217	7,490

Total Revenues	186,964	130,310

Costs:
Leases and services (Exhibit H)	(27,145)	(27,938)
Others (Exhibit F)	(20,156)	(3,652)

Total Costs	(47,301)	(31,590)

Gross profit:
Leases and services	138,602	94,882
Others	1,061	3,838

Total gross profit	139,663	98,720

Selling expenses (Exhibit H)	(8,460)	(6,271)
Administrative expenses (Exhibit H)	(17,159)	(13,819)
Gain from recognition of inventories at net realizable value	2,285	—

Subtotal	(23,334)	(20,090)

Operating income	116,329	78,630

Net income on equity investees (Note 6)	20,158	13,968

Amortization of negative goodwill, net	519	240

Financial gain (loss) generated by assets:
Interest	2,006	2,340
Foreign currency exchange gain	3,316	7,011
Other holding results	509	(8,249)

Subtotal	5,831	1,102

Financial gain (loss) generated by liabilities:
Interest	(16,853)	(20,183)
Foreign currency exchange loss	(15,699)	(4,421)
Other holding results	(1,222)	—

Subtotal	(33,774)	(24,604)

Total financial results, net (Note 3.m)	(27,943)	(23,502)

Other income (expenses), net (Note 3.n)	(708)	(193)

Income before taxes	108,355	69,143

Income tax expense (Note 12)	(33,882)	(5,689)

Net income for the period	74,473	63,454

Basic net income per share (Note 3.o)	0.0655	0.0811

Diluted net income per share (Note 3.o)	0.0340	0.0255

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saul Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Items	Shareholders’ contributions				Long- term Incentive Program Reserve	Reserved earnings				Retained earnings	Shareholders’ equity
	Common stock (Note 4)	Inflation adjustment of common Stock	Additional paid-in capital	Total		Appraisal revaluation (Note 2.4.)	Voluntary reserve for general purposes	Legal Reserve (Note 13)	Reserve for new developments
Balances as of 06.30.10	78,206	84,621	522,805	685,632	—	3,953	—	20,090	183	119,102	828,960

Net income for the three-month period beginning on July 1st, 2010 and ended September 30, 2010	—	—	—	—	—	—	—	—	—	63,454	63,454

Balances as of 09.30.10	78,206	84,621	522,805	685,632	—	3,953	—	20,090	183	182,556	892,414

Distribution to legal reserve – Shareholders meeting as of 10.29.10	—	—	—	—	—	—	—	5,955	—	(5,955)	—
Distribution to voluntary reserve for general purposes – Shareholders meeting as of 10.29.10	—	—	—	—	—	—	147	—	—	(147)	—
Dividends distribution – Shareholders meeting as of 10.29.10	—	—	—	—	—	—	—	—	—	(113,000)	(113,000)
Conversion of Notes	47,755	—	13,485	61,240	—	—	—	—	—	—	61,240
Advanced dividends distribution – Board of Directors minute as of 03.30.11	—	—	—	—	—	—	—	—	—	(130,825)	(130,825)
Net income for the nine-month period beginning on October 1, 2010 and ended June 30, 2011	—	—	—	—	—	—	—	—	—	197,124	197,124

Balances as of 06.30.11	125,961	84,621	536,290	746,872	—	3,953	147	26,045	183	129,753	906,953

Long-term Incentive Program Reserve (Note 14.b)	—	—	—	—	1,410	—	—	—	—	—	1,410
Conversion of Notes	28	—	10	38	—	—	—	—	—	—	38
Net income for the three-month period beginning on July 1, 2011 and ended September 30, 2011	—	—	—	—	—	—	—	—	—	74,473	74,473

Balances as of 09.30.11	125,989	84,621	536,300	746,910	1,410	3,953	147	26,045	183	204,226	982,874

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saul Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.11 (Notes 1 and 2)	09.30.10 (Notes 1 and 2)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	129,433	39,685
Cash and cash equivalents as of the end of the period	155,418	220,242

Net increase in cash and cash equivalents	25,985	180,557

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	74,473	63,454
Adjustments to reconcile net income to cash flows from operating activities
Income tax	33,882	5,689
Financial results	30,889	22,003
Depreciation of fixed assets	20,458	20,445
Long-term incentive program reserve	1,410	—
Amortization of intangible assets	21	891
Decreases of intangible assets	—	8,262
Recovery (charge) of provision for contingencies	(270)	275
Amortization of negative goodwill, net	(519)	(240)
Net book value of fixed assets retired	435	6
Provision for Directors’ fees	8,460	6,208
Transactions with derivative financial instruments	1,222	—
Provision for tax on personal assets of shareholders	49	83
Income on equity investees	(20,158)	(13,968)
Allowance for doubtful accounts	608	1,049
Gain from recognition of inventories at net realizable value	(2,285)	—
Net income from sale of real estate property	(1,050)	—
Changes in certain assets and liabilities, net of non- cash transactions and the effect of acquisitions:
(Increase) Decrease in accounts receivable, net	(4,975)	16,182
(Increase) in other receivables and prepaid expenses	(11,804)	(3,194)
Decrease (Increase) in Inventory	20,061	(61)
Decrease in trade accounts payable	(3,394)	(7,549)
Increase in customer advances	3,098	3,937
Decrease in salaries and social security payable	(5,371)	(2,983)
Decrease in taxes payable	(11,761)	(7,811)
Decrease in other liabilities	(5,067)	(1,190)
Decrease in provisions	(21)	(275)

Net cash provided by operating activities	128,391	111,213

Saul Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued) (1)

For the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.11 (Notes 1 and 2)	09.30.10 (Notes 1 and 2)
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in current investments	(26,412)	(8,152)
Acquisition of undeveloped parcels of land and other real estate	—	(50)
Acquisition of fixed assets	(8,793)	(6,437)
Payment for purchase of shares	(10,014)	—
Advances for purchase of Arcos del Gourmet S.A.’s shares	—	(783)
Irrevocable contributions in related parties	(2,406)	(1,175)
Loans granted to related parties	(4,184)	(1,715)
Collection of receivables from related parties	786	15,362
Proceeds from sale of affiliated companies’ shares	—	83,556
Proceeds from sale of property	—	2,652

Net cash (used in) provided by investing activities	(51,023)	83,258

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of interests of Non-Convertible Notes	(6,610)	(11,476)
Payment of loans for purchase of companies	(8,958)	(4,216)
Payment of loans granted by related parties	(175)	—
Proceeds from related parties loans	12,492	1,778
Payment of overdrafts	(48,132)	—

Net cash used in financing activities	(51,383)	(13,914)

NET INCREASE IN CASH AND CASH EQUIVALENTS	25,985	180,557

(1)	Includes cash and banks and investments (with a realization term not exceeding three months). See note 2.2.1.

The accompanying notes and exhibits are an integral part of these unaudited financial statements.

Saul Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	09.30.11	09.30.10
Supplemental cash flow information
– Income tax	7,233	3,996
Non-cash activities:
– Conversion of non- convertible notes	38	—
– Decrease in equity investment through a decrease in other liabilities	—	21,252
– Decrease in inventory through a decrease in customer advances	—	1,920
– Increase in equity investments through an increase in short and long-term debt	20,903	—
– Decrease in equity investments through a decrease in other liabilities (offsetting of dividends)	—	961
– Financial cost charged to equity investments	—	1,470
– Increase in fixed assets through an increase in short and long-term debt	—	53,896

Saul Zang Vice-President I acting as President

ALTO PALERMO S.A. (APSA)

(In thousands of Argentine Pesos)

For the three-months periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	PREPARATION OF THE UNAUDITED FINANCIAL STATEMENTS

These financial unaudited statements are stated in thousands of pesos and have been prepared in accordance with accounting disclosure and valuation standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial Statements corresponding to the three-month periods ended September 30, 2011 and 2010 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period.

Results for the three-month periods ended September 30, 2011 and 2010 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

1.	Comparative Information

The comparative information at June 30, 2011 and September 30, 2010 included in these unaudited financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

2.	Recognition of the effects of inflation

The unaudited financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1st, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1st, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the unaudited financial statements taken as a whole.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	(Continued)

The rate used for restatement of items in these unaudited financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

3.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. The Management makes estimations to calculate at a certain moment, for example, the allowance for doubtful accounts, depreciation and amortization, the current value of the assets and liabilities acquired in business combinations, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited financial statements.

NOTE 2:	MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.	Cash and banks

Cash on hand was computed at nominal value.

2.	Investments

2.1.	Current investments

Time deposits have been measured as the sum of the amount of money given at the time of the transaction plus the financial results accrued based on the internal return rate determined at each time.

Mutual funds have been valued at quotation value at period / year - end.

Mortgage bonds have been valued at quotation value at period / year – end.

For the purposes of disclosing the Statement of Cash Flows, the Company considers all liquid investments originally maturing in or before three months as cash equivalents. In addition, the composition of Mutual Funds has been analyzed in order to determine its liquidity.

See the breakdown of current investments in Exhibit D.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

2.2.	Non-current investments

Equity investments in controlled companies have been accounted for under the equity method based on the financial statements issued by such companies. Furthermore, it includes the higher price paid for the purchase of the shares and the goodwill originated in the various acquisitions of companies. See the breakdown of non-current investments in Exhibit C.

Due to the sale of 80% of Tarshop S.A.’s shares described in Note 8.i., as of the closing date of unaudited these financial statements, the Company carried a 20% interest that is valued by the equity method due to the existence of significant influence by the group of companies on Tarshop S.A.’s decision and the intention to keep it as a long-term investment.

The accounting standards used by the controlled and affiliated companies to prepare its financial statements are the same that the Company uses.

The values thus obtained do not exceed their respective recoverable values estimated at period / year - end.

The acquisitions that grant control or significant influence of companies are booked under the “acquisition method” as established by Technical Resolution No. 18 and No. 21. This involves the identification and determination of current values of assets and liabilities acquired, which requires complex judgments and significant estimates.

The investment in TGLT S.A. was valued at acquisition cost and it is disclosed in Exhibit C.

Uruguay-based Torodur S.A. has been classified as integrated entity into the Company’s operations in relation to its investments.

Torodur’s assets and liabilities were converted into Argentine pesos at the exchange rate in force at period/year-end. The statement of income accounts have been converted into Argentine pesos at the exchange rates in force at the time of each transaction. The investment is disclosed in Exhibit C.

Regarding the acquisition of Nuevo Puerto Santa Fe S.A.’s shares and the new acquisition of Arcos del Gourmet S.A.’ shares, the Company is currently analyzing the fair value of the identifiable assets and liabilities purchased, in accordance with Technical Resolution No. 21, section 1.3.1.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

2.3.	Undeveloped parcels of land

Those reserves to be used in the development of commercial centers, sale and/or improvements and air spaces are valued at acquisition cost, restated in accordance with Note 1.2., or at the estimated market value, the lesser one.

The above mentioned reserves are transferred to inventories when its marketing is decided or to fixed assets when they are assigned to construction.

The values thus obtained do not exceed their respective recoverable values estimated at period / year - end.

See the breakdown of investments in undeveloped parcels of land in Exhibit D.

3.	Inventory

Inventories in general have been valued at original cost. The values thus obtained do not exceed their respective recoverable values estimated at period / year end.

Inventories on which price-fixing prepayments were received and the contractual conditions of the transaction ensure the effective conclusion of the sale and the income, are valued at net realizable value.

The Company has the right to receive units to be constructed with respect to the barters subscribed with Condominios del Alto S.A. (Note 8.d)) and with TGLT S.A. (Note 8.e)). This right has been valued in accordance with the accounting measurement criterion of inventories to receive (the price established in the respective title deeds).

4.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 1.2., less accumulated depreciation and the corresponding allowances for impairment, when applicable.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

Fixed assets include Ps. 3,953 resulting from the appraisal revaluation carried out by professional independent experts. The difference arising from the technical value and the restated residual value has been included in the account “Appraisal revaluation” disclosed in the shareholders’ equity. The appraisal revaluation reserve will be reversed with a balancing entry in net result for the year once the plot of land is available or its value decreases. Although the valuation criterion is not allowed by current accounting standards, by applying transition standards, as assets were appraised before current accounting standards became effective, not reversing the revaluation originally recognized is allowed.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up.

Depreciation expenses are calculated using the straight-line method over the estimated useful life assigned to the assets, using the criterion of full month of addition. The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Exhibit A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at period/ year - end.

The Company holds the right to receive units (commercial parking slots) to be built in relation to the barter with TGLT S.A. (Note 8.e)). It was valued according the accounting criterion of units to be received (the price established in the respective title deeds).

In accordance with Note 8.b) on July 1, 2010, the Company acquired Soleil Factory goodwill. The Company determined that the transaction represents the acquisition of a business and consequently, the Company booked the transaction under the acquisition method.

In that respect, APSA identified the assets and liabilities acquired, including tangible and intangible assets such as: fixed assets, rental agreements acquired which did not meet arms’ length principle, saved costs, rentals earned by acquiring an already operating shopping center and air space.

This identification process and the corresponding assessment of current values call for complex analysis and material estimations.

APSA uses the information derived from valuations made by independent expert appraisers as a primary basis in allocating the price paid to the land, real property and air space.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

As established by Technical Resolution No. 21, should the value of tangible and intangible assets and liabilities identified exceed the purchase price paid, the acquired intangibles are not recognized for they would increase the negative goodwill resulting from such acquisitions at the time of purchase. Consequently, APSA has not recorded the identified intangible assets and has only recorded the fixed assets, the air space within land reserves and a negative goodwill, which is amortized over 14 years.

5.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 1.2., net of accumulated amortization. See the breakdown of intangible assets in Exhibit B.

5.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

5.2.	Non-compete agreement

These expenses were amortized on a straight-line basis over a twenty eight-month period starting upon December 1st, 2009.

Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, the Company has signed a non-compete agreement with such entity, where upon that intangible asset has been retired. (See Note 8.i).

6.	Goodwill

6.1	Goodwill

Goodwill represents the excess of acquisition cost above the market value of net assets from subsidiaries at the equity percentage acquired. Goodwill has been restated as mentioned in Note 1.2. and is amortized over a term of up to 12 years.

Net value of goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Exhibit C). Amortization has been classified in Net income on equity investees in the Statements of Income.

The values thus obtained do not exceed their respective recoverable values estimated at period / year - end.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

6.2	Negative Goodwill, net

Negative goodwill represents the excess of market value of net assets from subsidiaries at the equity percentage acquired above the acquisition cost. Negative goodwill has been restated as mentioned in Note 1.2. and is amortized over a term of up to 19 years.

Net value of negative goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Exhibit C), except for negative goodwill corresponding to Empalme S.A.I.C.F.A. y G. and Mendoza Plaza Shopping S.A., which are disclosed in the negative goodwill account (Note 3.e)), due to the merge of the Company with Shopping Alto Palermo S.A., company which had been merged with such companies as from January 1st, 2009.

This account also includes negative goodwill arising from the acquisition of goodwill of Soleil Factory, described in Note 8 b), and it is amortized over a term of 14 years as from July 1st, 2010.

Amortization of negative goodwill disclosed in equity investments is shown in Net income on equity investees in the Statements of Income, while the amortization of negative goodwill corresponding to Empalme S.A.I.C.F.A. y G., Mendoza Plaza Shopping S.A. and Soleil Factory is shown in Amortization of goodwill in the Statements of Income.

7.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

8.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at each period/ year –end.

The detail of the assets and liabilities in foreign currency is disclosed in the Exhibit G.

9.	Accounts receivable and trade accounts payable

Accounts receivable and trade accounts payable have been valued at nominal value. Values thus obtained do not significantly defer from those that may have been obtained if valued at values representative of the cash price estimated at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

10.	Financial receivables and payables

Financial receivables and payables have been valued at their nominal value plus accrued interest at period / year – end. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at the moment of their initial recognition. Arm’s length transactions not containing interests are disclosed at current value at each fiscal period / year – end.

11.	Other receivables and liabilities

Sundry receivables and payables were valued at their nominal value plus financial charges accrued at each period / year – end, when applicable. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued based on the best estimate possible of the amount receivable and payable, respectively, discounted using a rate that reflects the time value of money and the specific risks of the transaction estimated when added to assets and liabilities, respectively.

Customer advances have been valued at the amounts collected.

12.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

13.	Allowances and Provisions

•

For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

•

For contingencies: set up to cover contingencies that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance hedge taken out by the Company has also been considered.

At the date of issuance of these unaudited financial statements, Management’s opinion is that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

Increases and decreases in allowances for the period are detailed in Exhibit E.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

14.	Derivative financial instruments

The Company uses some complementary financial instruments with the purpose of reducing its financing costs. It is not the Company’s business to negotiate or use these financial instruments with speculating intentions.

Refer to Note 7 for a detail of the Company’s activities with derivative financial instruments.

Liabilities originated in these transactions pertain to future foreign currency contracts and they have been measured at their estimated cost of settlement (See to Note 7).

Differences generated during the period as a consequence of applying the above mentioned measurement criteria have been recorded under financial results generated by liabilities.

15.	Income tax

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. (See Note 12).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of unaudited these financial statements.

As stated by National Securities Commission’s rules, deferred income tax has been presented at its nominal value.

16.	Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at period end. This tax complements income tax. The Company’s tax obligation in each year will equal the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

17.	Shareholders’ equity

Changes in shareholders’ equity accounts have been restated as mentioned in Note 1.2.

The “Common Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “Inflation adjustment of common stock” in the Statements of Changes in Shareholders’ Equity.

The appraisal revaluation reserve account corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.4.

Long-term Incentive Program Reserve is associated with Incentives Plan which is mentioned in Note 14.b.

18.	Revenue recognition

18.1.	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

Additionally, the Company charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

18.2.	Revenues and development properties

The Company records revenue from the sale of properties when all of the following criteria are met:

1.	The sale has been consummated.

2.	Sufficient evidence exists to demonstrate the buyer’s payment ability and intention.

3.	The Company’s receivable is not subject to future subordination.

4.	The Company has transferred the property to the buyer.

19.	Net income for the period

Charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets) were valued at the amount recorded for those assets.

Other results for the period are presented at their nominal value.

NOTE 3:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	09.30.11	06.30.11
Cash in local currency	241	240
Cash in foreign currency (Exhibit G)	30	67
Bank accounts in local currency	19,132	2,804
Bank accounts in foreign currency (Exhibit G)	72,367	5,731

Total cash and banks	91,770	8,842

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

b)	Accounts receivable, net:

	09.30.11	06.30.11
Current
Checks to be deposited	85,811	72,366
Leases and services receivable (Exhibit G)	44,145	54,807
Debtors under legal proceedings	36,484	35,271
Pass-through expenses receivable	16,508	15,176
Related parties (Note 5) (Exhibit G)	15,031	13,717
Notes receivable (Exhibit G)	3,530	4,971
Mortgages receivable Torres de Abasto	92	647
Credit cards receivable	178	362
Allowance for doubtful accounts (Exhibit E)	(38,861)	(38,390)

Total	162,918	158,927

Non-current
Leases and services receivable (Exhibit G)	942	439
Mortgages receivable Torres de Abasto	63	114

Total	1,005	553

Total accounts receivable, net	163,923	159,480

c)	Other receivables and prepaid expenses, net:

	09.30.11	06.30.11
Current
Related parties (Note 5) (Exhibit G)	40,647	31,286
Prepaid expenses (Exhibit G)	26,575	22,258
Prepaid services	2,720	4,842
Other tax credits	1,941	2,584
Other tax credits – Gross revenue tax	1,488	1,750
Guarantee deposits	164	150
Others	1	1

Total	73,536	62,871

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

	09.30.11	06.30.11
Non-current
Related parties (Note 5)	1,145	—
Deferred tax assets (Note 12)	4,388	1,079
Mortgages receivable	2,208	2,208
Other tax credits	1,035	957
Prepaid expenses	1,714	1,861
Expenses to be accrued	2,020	1,699
Allowance for doubtful mortgage receivable (Exhibit E)	(2,208)	(2,208)

Total	10,302	5,596

Total other receivables and prepaid expenses, net	83,838	68,467

d)	Inventory:

	09.30.11	06.30.11
Current
Rosario plot of land (Note 8.l))	6,172	25,511
Torres Rosario (Note 8.d))	2,904	3,037
Torres Rosario under construction (Note 8.d))	5,100	4,206
Others	3,028	2,621

Total	17,204	35,375

Non-current
Units to be received Beruti (Note 8.e) and Note 5)	23,608	23,309
Torres Rosario under construction (Note 8.d))	4,590	3,444

Total	28,198	26,753

Total inventory	45,402	62,128

e)	Negative goodwill, net:

	09.30.11	06.30.11
Empalme S.A.I.C.F.A. y G.	(7,657)	(7,815)
Soleil Factory (Note 8.b))	(14,140)	(14,349)
Mendoza Plaza Shopping S.A.	(5,253)	(5,335)

Total negative goodwill, net	(27,050)	(27,499)

f)	Trade accounts payable:

	09.30.11	06.30.11
Current
Accruals (Exhibit G)	30,936	35,481
Suppliers (Exhibit G)	25,447	21,955
Related parties (Note 5) (Exhibit G)	3,536	5,868
Others	261	258

Total	60,180	63,562

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

	09.30.11	06.30.11
Non-current
Suppliers	35	47

Total	35	47

Total trade accounts payable	60,215	63,609

g)	Short-term and long-term debt:

	09.30.11	06.30.11
Current
- Banks
Overdrafts	4,134	51,815
Accrued bank interest	6	458

Subtotal	4,140	52,273

- Financial
Non-Convertible Notes (Notes 5 and 9.b))	39,766	39,766
Accrued interest on Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	15,490	5,176
Accrued interest on Convertible Notes (Notes 5 and 9.a)) (Exhibit G)	2,670	5,864
Seller financing - Arcos del Gourmet S.A. (Note 8.a) and Exhibit G)	15,417	8,900
Seller financing - Soleil Factory goodwill (Note 8.b)) (Exhibit G)	661	4,714
Seller financing - Nuevo Puerto Santa Fe S.A. (Note 8.p) and Exhibit G)	8,074	—
Related parties (Note 5) (Exhibit G)	2,422	2,345
Deferred debt costs	(472)	(483)

Subtotal	84,028	66,282

Total	88,168	118,555

	09.30.11	06.30.11
Non-current
- Financial
Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	462,550	452,100
Convertible Notes (Notes 5 and 9.a)) (Exhibit G)	133,494	130,515
Seller financing - Soleil Factory goodwill (Note 8.b)) (Exhibit G)	34,261	35,125
Deferred debt costs	(2,123)	(2,237)
Seller financing - Arcos del Gourmet S.A. (Note 8.a) and Exhibit G)	2,102	—
Seller financing - Nuevo Puerto Santa Fe S.A. (Note 8.p) and Exhibit G)	2,665	—

Total	632,949	615,503

Total short-term and long-term debt	721,117	734,058

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

h)	Salaries and social security payable

	09.30.11	06.30.11
Provision for annual complementary salary, vacation, and bonuses	6,454	14,039
Social security payable	3,944	2,625
Others	1,472	577

Total salaries and social security payable	11,870	17,241

i)	Taxes payable:

	09.30.11	06.30.11
Current
Provision for Income tax, net	51,697	60,225
Value Added Tax (VAT) - payable	12,941	14,082
Tax amnesty plan for municipality taxes payable	537	537
Income tax withholdings	2,264	4,810
Other tax withholdings	3,355	3,444
Tax amnesty plan for income tax payable	1,961	1,695
Gross revenue tax withholdings	3,456	3,222
Provision for gross revenue tax	1,488	39
Tax amnesty plan for gross revenue tax payable	364	358
Interest payable on tax debt	—	3,678
Other taxes payable	411	464

Total	78,474	92,554

	09.30.11	06.30.11
Non-current
Tax amnesty plan for income tax payable	16,298	16,752
Provision for Income tax, net	36,797	—
Tax amnesty plan for gross revenue tax payable	517	610

Total	53,612	17,362

Total taxes payable	132,086	109,916

j)	Customer advances:

	09.30.11	06.30.11
Current
Admission rights	56,507	52,114
Lease advances (Note 8.m))	32,955	26,658
Advance for sale of Rosario plots of land (Note 8.l)) (Exhibit G)	4,991	18,595
Customer advances (Exhibit G)	16,850	15,528
Guarantee deposits (Exhibit G)	698	1,242
Related parties (Note 5)	298	—

Total	112,299	114,137

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

	09.30.11	06.30.11
Non-current
Admission rights	64,475	59,547
Lease advances (Note 8.m))	20,446	20,993
Guarantee deposits (Exhibit G)	914	359

Total	85,835	80,899

Total customer advances	198,134	195,036

k)	Other liabilities:

	09.30.11	06.30.11
Current
Related parties (Note 5)	13,944	13,066
Provision for Directors’ fees net of advances (Note 5)	13,118	9,810
Other liabilities	16,004	16,004
Withholdings and guarantee deposits	472	477
Contributed leasehold improvements (Note 8.n))	293	332
Below market leases	413	435
Transactions with derivative financial instruments (Note 7)	1,222	—
Others	351	466

Total	45,817	40,590

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

	09.30.11	06.30.11
Non-current
Related parties (Note 5)	45,569	32,229
Contributed leasehold improvements (Note 8.n))	9,103	9,170
Provision ABL assessment	1,702	1,836
Below market leases	329	449
Directors’ guarantee deposits (Note 5)	12	12

Total	56,715	43,696

Total other liabilities	102,532	84,286

l)	Provisions

	09.30.11	06.30.11
Non-current
Provision for contingencies (Exhibit E)	9,168	9,459

Total Provisions	9,168	9,459

m)	Financial results, net:

	09.30.11	09.30.10
Generated by assets:
Interest income from past-due receivables	1,412	1,065
Results from financial investments (Note 5)	248	754
Other interest	346	521

Subtotal interest	2,006	2,340

Foreign currency exchange gain	3,316	7,011

Other holding results	509	(8,249)

Subtotal	5,831	1,102

Generated by liabilities:
Financial expenses (Note 5)	(16,351)	(18,906)
Interest on taxes payable	(471)	(1,273)
Other interest	(31)	(4)

Subtotal interest	(16,853)	(20,183)

Foreign currency exchange loss (Note 5)	(15,699)	(4,421)

Loss from derivative financial instruments (Note 7)	(1,222)	—

Other holding results	(1,222)	—

Subtotal	(33,774)	(24,604)

Total financial results, net	(27,943)	(23,502)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

n)	Other income (expenses), net

	09.30.11	09.30.10
Taxes on shareholders personal assets (Note 5)	(49)	(83)
Donations (Nota 5)	(762)	(91)
Recovery of provisions	100	—
Others	3	(19)

Total Other income (expenses), net	(708)	(193)

o)	Earnings (loss) per share:

Below is reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares (in thousands). The latter has been determined assuming the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Convertible Notes into ordinary shares at the beginning of the year.

	09.30.11 (in thousands)	09.30.10 (in thousands)
Weighted-average outstanding shares	1,136,413	782,064
Weighted-average diluted ordinary shares	2,313,886	2,638,594

Below is a reconciliation between net income for the periods and the net income used as basis for calculation of the basic and diluted earnings per share.

	09.30.11	09.30.10
Net income for calculation of basic earnings per share	74,473	63,454
Interest – Convertible Notes	3,345	4,696
Foreign currency exchange loss on Convertible Notes	3,050	1,343
Income tax	(2,238)	(2,113)

Net income for calculation of diluted earnings per share	78,630	67,380

Basic net earnings per share	0.0655	0.0811
Diluted net earnings per share	0.0340	0.0255

On October 31, 2011, the Shareholders’ meeting approved some modifications to the common stock (See Note 16.a).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	COMMON STOCK

As of September 30, 2011, the capital stock consisted of 1,259,886,188 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

Estado	Par Value	Approved by		Date of record with the Public Registry of Commerce
		Body	Title deed’s date
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Shares issued for cash	38	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02
Shares issued for cash	55,961	(*)	10.07.10	03.02.11
Shares issued for cash	28	(**)	09.21.2011	—

	125,989

(*)	Capital subscribed in connection with the conversion of convertible notes. Includes the conversion of shares made on October 7, 2010.
(**)	Capital subscribed in connection with the conversion of convertible notes. Includes the conversion of shares made on September 21, 2011 (See Note 9.a).

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

On October 31, 2011, the Shareholders’ meeting approved the modification to the face value of the shares from Ps. 0.10 to Ps. 1 each (See Note 16.a).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	09.30.11
	Current Investments	Accounts receivable, net Current	Other receivables and prepaid expenses, net Current	Other receivables and prepaid expenses, net Non-current	Inventory / Fixed Assets	Trade accounts payable Current	Short-term debt	Long-term debt	Customer advances - Current	Other liabilities Current	Other liabilities Non-current
Arcos del Gourmet S.A. (2)	—	2,654	12	1,145	—	—	—	—	—	—	—
Banco Hipotecario S.A. (3)	1	222	—	—	—	—	—	—	—	—	—
Cactus S.A. (1)	—	28	—	—	—	(3)	—	—	—	—	—
Conil S.A. (2)	—	33	—	—	—	—	—	—	—	—	—
Consorcio Libertador (5)	—	1	—	—	—	(3)	—	—	—	—	—
Consultores Assets Management S.A. (5)	—	44	—	—	—	(5)	—	—	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	—	18,287	—	—	—	—	—	—	(10,742)	—
Cyrsa S.A. (8)	—	213	—	—	—	(1,096)	—	—	—	—	—
Directors	—	2	—	—	—	—	(84)	(4)	—	(13,118)	(12)
Emprendimiento Recoleta S.A. (2)	—	1,191	—	—	—	(151)	—	—	—	(870)	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	—	—	(248)	—	—	—	—	—
Fibesa S.A. (2)	—	3,300	—	—	—	(14)	—	—	—	(707)	(13,552)
Fundación IRSA (5)	—	13	—	—	—	—	—	—	—	—	—
Futuros y Opciones S.A. (1)	—	49	—	—	—	(6)	—	—	—	—	—
Hoteles Argentinos S.A. (6)	—	—	—	—	—	(2)	—	—	—	—	—
Inversiones Financieras del Sur S.A. (14)	—	—	4,218	—	—	—	—	—	—	—	—
IRSA International LLC (6)	—	—	52	—	—	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	1,250	10	—	—	(1,700)	(16,402)	(133,459)	—	(2)	—
Llao Llao Resorts S.A. (6)	—	—	—	—	—	(1)	—	—	—	—	—
Apsamedia S.A. (12)	—	38	2,200	—	—	—	—	—	—	—	(32,017)
Museo de los Niños (5)	—	1,645	—	—	—	(24)	—	—	—	—	—
Nuevas Fronteras S.A (6)	—	—	—	—	—	(68)	—	—	—	—	—
Panamerican Mall S.A. (2)	—	3,750	51	—	—	(212)	—	—	—	(1,588)	—
Personnel	—	—	2,102	—	—	—	—	—	—	—	—
Shopping Neuquén S.A. (2)	—	204	—	—	—	—	—	—	—	(35)	—
Solares de Santa María S.A. (6)	—	—	—	—	—	(2)	—	—	—	—	—
Tarshop S.A. (11)	—	394	13,715	—	—	(1)	—	—	(298)	—	—
TGLT S.A. (15)	—	—	—	—	32,872	—	(2,422)	—	—	—	—

Total	1	15,031	40,647	1,145	32,872	(3,536)	(18,908)	(133,463)	(298)	(27,062)	(45,581)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	06.30.11
	Current investments	Accounts receivable, net Current	Other receivables and prepaid expenses, net Current	Other receivables and prepaid expenses, net – Non-Current	Inventory / Fixed Assets, net	Trade accounts payable Current	Short-term debt	Long-term debt	Customer advances Current	Other liabilities Current	Other liabilities Non-current
Arcos del Gourmet S.A. (2)	—	2,169	1,083	—	—	—	—	—	—	—	—
Banco Hipotecario S.A. (3)	1	222	—	—	—	—	—	—	—	—	—
Cactus S.A. (1)	—	25	—	—	—	(3)	—	—	—	—	—
Conil S.A. (2)	—	29	—	—	—	—	—	—	—	—	—
Consorcio Libertador (5)	—	1	—	—	—	(3)	—		—	—	—
Consultores Assets Management S.A. (5)	—	11	—	—	—	(5)	—	—	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	—	11,450	—	—	—	—	—	—	(10,872)	—
Cyrsa S.A. (8)	—	172	—	—	—	(1,097)	—	—	—	—	—
Directors	—	2	—	—	—	—	(2)	(41)	—	(9,810)	(12)
Emprendimiento Recoleta S.A. (2)	—	1,155	—	—	—	(841)	—	—	—	(277)	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	—	—	(720)	—	—	—	—	—
Fibesa S.A. (2)	—	2,438	786	—	—	(14)	—	—	—	(318)	(10,052)
Fundación IRSA (5)	—	5	—	—	—	—	—	—	—	—	—
Futuros y Opciones S.A. (1)	—	13	—	—	—	(6)	—	—	—	—	—
Hoteles Argentinos S.A. (6)	—	—	—	—	—	(1)	—	—	—	—	—
IRSA International LLC (6)	—	—	51	—	—	—	—	—	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	1,844	10	—	—	(2,726)	(19,228)	(130,444)	—	(2)	—
Llao Llao Resorts S.A. (6)	—	73	—	—	—	(74)	—	—	—	—	—
Apsamedia S.A. (12)	—	31	2,200	—	—	—	—	—	—	—	(22,177)
Museo de los Niños (5)	—	1,752	—	—	—	(6)	—	—	—	—	—
Nuevas Fronteras S.A. (6)	—	—	—	—	—	(146)	—	—	—	—	—
Panamerican Mall S.A. (2)	—	3,560	—	—	—	(224)	—	—	—	(1,571)	—
Personnel	—	—	1,991	—	—	—	—	—	—	—	—
Shopping Neuquen (2)	—	—	—	—	—	—	—	—	—	(26)	—
Solares de Santa María S.A. (6)	—	2	—	—	—	(2)		—	—	—	—
Tarshop S.A. (11)	—	213	13,715	—	—	—	—	—	—	—	—
TGLT S.A. (15)	—	—	—	—	32,573	—	(2,345)	—	—	—	—

Total	1	13,717	31,286	—	32,573	(5,868)	(21,575)	(130,485)	—	(22,876)	(32,241)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	09.30.11
	Income from leases	Other revenues	Cost from leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Arcos del Gourmet S.A. (2)	—	370	—	—	62	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	—	—	—	—	—	—	(11,375)
Directors	—	—	—	(8,461)	—	—	—	—
Emprendimiento Recoleta S.A. (2)	—	180	—	—	—	(25)	—	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	(562)	—	—	—	—
Fibesa S.A. (2)	—	41	(836)	—	—	(372)	—	—
Fundación IRSA (5)	—	—	—	—	—	—	(150)	—
Inversiones Financieras del Sur S.A. (14)	—	—	—	—	13	—	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	—	—	(1,312)	—	(3,709)	—	(239)
Apsamedia S.A. (12)	—	—	—	—	—	(848)	—	—
Panamerican Mall S.A. (2)	—	1,779	—	—	—	—	—	—
Personnel	—	—	—	—	57	—	—	—
Tarshop S.A. (11)	487	—	—	—	—	—	—	—
TGLT S.A. (15)	—	—	—	—	—	(23)	—	—

Total	487	2,370	(836)	(10,335)	132	(4,977)	(150)	(11,614)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	09.30.10
	Income from leases	Other revenues	Costs from leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Shareholders	—	—	—	—	—	—	(83)	—
Arcos del Gourmet S.A. (2)	—	264	—	—	—	—	—	—
Cresud S.A.C.I.F. y A. (7)	—	—	—	—	—	(389)	—	(9,295)
Directors	—	—	—	(6,810)	—	(2)	—	—
Emprendimiento Recoleta S.A. (2)	—	36	—	—	—	—	—	—
Estudio Zang, Bergel y Viñes (9)	—	—	—	(539)	—	—	—	—
Fibesa S.A. (2)	—	41	(306)	—	—	(313)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima (10)	—	—	—	(1,021)	—	(9,042)	—	322
Panamerican Mall S.A. (2)	—	1,514	—	—	—	—	—	—
Parque Arauco S.A. (13)	—	—	—	—	—	(1,978)	—	—
Personnel	—	—	—	—	34	—	—	—
Shopping Neuquen S.A. (2)	—	—	—	—	14	—	—	—
Tarshop S.A. (11)	80	—	—	—	675	—	—	—

Total	80	1,855	(306)	(8,370)	723	(11,724)	(83)	(8,973)

1.	Subsidiary of Cresud S.A.C.I.F. y A.
2.	Subsidiary
3.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
4.	Equity investee of Cresud S.A.C.I.F. y A.
5.	Related to IRSA Inversiones y Representaciones Sociedad Anónima.
6.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
7.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima.
8.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
9.	Related to the Board of Directors
10.	Shareholder.
11.	Affiliated Company/Subsidiary. See Note 8.i).
12.	Subsidiary since January 1st, 2011 See Note 8.k).
13.	Shareholders of the Company up to October 7, 2010.
14.	Shareholder of Cresud S.A.C.I.F. y A.
15.	Equity investee of APSA.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	NET INCOME ON EQUITY INVESTEES

The breakdown of the net income on equity investees is the following:

	09.30.11	09.30.10
Income on equity investees	21,042	15,441
Amortization of goodwill and higher values	(884)	(1,473)

Total	20,158	13,968

NOTE 7:	TRANSACTIONS WITH DERIVATIVE FINANCIAL INSTRUMENTS

As of September 30, 2011, unsettled transactions include the following:

Forwards	Amount (USD)	Due date	Accumulated losses
Open operations

Purchase	6,000	11/30/11	(200)
Purchase	5,000	12/30/11	(459)
Purchase	5,000	01/31/12	(563)

	16,000		(1,222)

The result originated in transactions with derivative financial instruments during the period is included in Financial results generated by liabilities for an amount of Ps. 1,222.

NOTE 8:	ACQUISITION, ORGANIZATION AND RESTRUCTURING OF BUSINESS AND REAL ESTATE PROPERTY

a)	Acquisition of Arcos del Gourmet S.A.’s shares

On November 27, 2009, APSA acquired shares of common stock, representing 80% of the capital stock establishing the price for the shares in: (i) for a 40% of the shares acquired at USD 4.3 million and (ii) for the remaining 40% at a fixed price of USD 0.84 million plus a determinable price equivalent to 20% of the investment required to develop the project until investing USD 6.9 million.

In addition, on September 7, 2011, APSA acquired shares which represent 8.185% of capital stock and votes for USD 1.75 million. Furthermore, they agreed to modified the variable price of the shares acquired on 2009. It was fixed on 10% applicable to all future increases of Arcos Gourmet S.A.’s common stock.

The remaining unpaid balance as of the date of these unaudited financial statements is made up as follows: (i) one USD 1 million installment, falling due on November 27, 2011 disclosed in “Short-term debt” and (ii) 10% of every increase of the capital to be made in Arcos del Gourmet S.A. disclosed at its discounted value in “Short-term and long-term debt”.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

b)	Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities.

On July 1st, 2010, APSA and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center becoming operational on such date. Guidelines provide that INCSA does not transfer APSA its receivables or its payables from the part of the goodwill transferred originated before executing the final agreement. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

On April 12, 1011, the National Antitrust Commission notified us of its authorization of this transaction.

On August 3, 2011, INCSA granted to APSA the conveyance deed of the property.

The total price for this transaction is USD 20.7 million. Out of this total, USD 7.1 million were paid at the time of subscription of the purchase agreement, USD 1 million at the time of recording the public deed, and the balance of USD 13.6 million accrues an annual interest rate of 5% plus VAT. The interest will be repaid in 7 annual and consecutive installments maturing the first installment on July 1st, 2011. The capital will be settled with the last interest installment or with the grant of the deed, whichever happens last.

Furthermore, a first-grade privilege mortgage was granted on the property to secure payment of the balance (USD 12.6 million) plus interest.

The above is disclosed at present value in Short and Long-term debt.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

Furthurmore, Alto Palermo S.A. (APSA) has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is USD 1.3 million, of which USD 0.05 million were paid on January 2, 2008. Such disbursement was recorded suppliers advances (Exhibit A). This transaction was subject to certain conditions precedent, among which Alto Palermo S.A. (APSA) should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1st, 2010, APSA shall start the works: i) 12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INCSA should have: i) granted the title deeds to APSA’s future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA’s future units. As of the issuance date of these unaudited financial statements any of the two conditions has been fulfilled.

c)	Acquisition of the building known as ex escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, Alto Palermo S.A. (APSA) acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 235 month, with a current monthly fee of Ps. 15.1 while the next increase is scheduled for the 281 month.

On September 25, 2007 the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract.

Afterwards, the government of the province of Cordoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martin Theater.

Alto Palermo S.A. (APSA) has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

The Company has recorded this transaction as non-current investments. (Exhibit D).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

d)	Barter transaction agreements

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, plot 2 G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company of the following future real estate: (i) 15 Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) 15 parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, the Company and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the Company and the ownership title to 15 parking spaces.

The parties have determined the value of each undertaking in the amount of USD 1.1 million.

Such transaction is disclosed in inventory – Torres Rosario (Note 3.d)).

The Company also granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for USD 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company, of the following future real estate: (i) 42 Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) 47 parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

On April 14, 2011, the Company and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the Company and the ownership title to 45 parking spaces and 5 trunks.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

Such transactions are disclosed in inventory – Torres Rosario under construction (Note 3.d)).

e)	Beruti plot of land – Barter transaction

On October 13, 2010, TGLT S.A. and APSA subscribed an agreement of purchase by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at USD 18.8 million. TGLT S.A. plans to construct a department building with both residential and commercial parking spaces. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking, and the amount of USD 10.7 million payable upon granting the title deed. Such amount has been paid up as of the date of these unaudited financial statements.

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which APSA transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land.

To secure performance of obligations assumed by TGLT S.A. under the deed of sale, a mortgage was granted in favor of APSA.

The above is disclosed in the accounts inventory (Note 3.d.)) and Fixed assets (Exhibit A) – Units to be received Beruti.

On June 9, 2011, the Administrative and Tax Contentious Law Court No. 9 of the City of Buenos Aires issued a precautionary measure in the lawsuit “Asociación Amigos Alto Palermo vs. the Government of the City of Buenos Aires for Amparo”, which ruled the suspension of the works.

On July 4, 2011, the Government of the City of Buenos Aires complied with what was required. On July 11, 2011, the hearing judge granted the injunction requested. Such injunction was temporarily granted until the parties produce all of the evidence offered and such evidence as may be requested by the Court at the adequate time.

On July 15, 2011, TGLT S.A. filed a review remedy against the ruling that ordered the injunction, which was granted on the same date.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

Moreover, on August 3, 2011, Alto Palermo S.A. filed an appeal against the first instance ruling that granted the injunction and suspended construction works. Such appeal was lodged with the Court of Appeals, Division II, and has not been decided upon yet. Furthermore, on August 15, 2011 the answer to the complaint in due time and form was acknowledged.

f)	Barter with Cyrsa S.A.

On July 31, 2008, a conditioned barter commitment was executed by which Alto Palermo S.A. (APSA) would transfer Cyrsa 112 parking spaces and the rights to increase the height of the property to build two tower buildings on the air space COTO.

On December 17, 2010, the Company and Cyrsa signed an agreement in order to finish of the barter commitment.

g)	Paraná plot of land

On June 30, 2009, Alto Palermo S.A. (APSA) subscribed a “Letter of Intent” by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at USD 0.5 million to be paid as follows: i) USD 0.05 million was settled as prepayment on July 14, 2009, ii) USD 0.1 million was settled upon executing such agreement, and iii) USD 0.35 million will be paid upon executing the title deed.

The advance payments are disclosed as fixed assets (Exhibit A).

The title deed, at the same time of surrendering ownership, will be executed within 60 days running as from: i) the date on which the Company obtain the municipal clearance, or ii) the date on which the seller obtain the lot subdivision, whichever later. On March 18, 2011, the Municipality of Parana granted the clearance to make the shopping mall. At the time these unaudited financial statements were issued, the subdivision has been obtained and the term for obtaining the public deed has begun.

The Company will be the only party in charge of carrying out administrative formalities before the Municipality and/or other agency to obtain the municipal clearance for using the shopping mall. It will bear all costs and expenses related to obtaining the municipal preclearance.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

h)	Purchase of TGLT S.A.’s shares

On November 4, 2010, the Company acquired 5,214,662 registered, non-endorsable shares of common stock, entitled to one vote per shares, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

During December 2010 and January 2011 and April 2011, the Company acquired 42,810, 98,000 and 876,474 shares at Ps. 0.4, Ps. 0.9 and Ps. 7.9 million, respectively.

On August 19, 2011, the Company acquired 262,927 registered, nonendorsable shares of common stock, entitled to one vote per shares, issued by the company TGLT S.A. for a total amount equivalent to Ps. 2.6 million, reaching an 9.23% in TGLT S.A.’s common capital stock.

They are reflected in accounting terms in Exhibit C.

i)	Sale of the equity interest in Tarshop S.A.

On December 22, 2009, the Company reported the approval by its Board of Director the sale, assignment and transfer on behalf of Banco Hipotecario S.A. the amount of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of the Tarshop S.A. shares.

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at USD 26.8 million. Under this transaction, the Company granted Banco Hipotecario S.A. a two-year security agreement over the Company’s Series III Notes, issued on November 10, 2009, for a face value of Ps. 5 million, which worked as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

On June 15, 2011 the Company granted Corporate Notes Series I of the Company issued on May 11, 2007 in favor of Banco Hipotecario S.A. at a nominal value of USD 1.2 million to replace a prior pledge, which was discharged and as a result funds were released.

On October 11, 2011, Banco Hipotecario S.A. released 50% of the Corporate Notes pledged and the remaining 50% will be released once the two-year term as from the date of the closing minute has been fulfilled.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

In compliance with the conditions defined in the agreement in question, the Company committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between the Company and Tarshop S.A. have been compensated.

j)	Increase in equity interest of IRSA Inversiones y Representaciones Sociedad Anónima

On January 13, 2010, the Company’s majority shareholder, IRSA, made an offer to the minority shareholder, Parque Arauco S.A., to purchase its 29.55% interest in the Company as well as its direct and indirect holdings of the Company’s Series I convertible notes issued by Alto Palermo S.A. (APSA) for a face value of USD 15.5 million.

On October 15, 2010, the direct and indirect equity interest of Parque Arauco S.A. in the Company was purchased.

k)	Apsamedia S.A.’s shares (formerly Metroshop S.A., which changed its legal name)

On May 21, 2010, Alto Palermo S.A. (APSA) and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. sold to APSA 18,400,000 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class “A” share representing 50% of Apsamedia S.A.’s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

On January 13, 2011, Alto Palermo S.A. (APSA) executed a share purchase agreement by which APSA purchased 18,400,000 registered, nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Apsamedia S.A.’s common capital stock.

On April 18, 2011 Alto Palermo S.A. (APSA) and Fibesa S.A. entered into a stock transfer agreement whereby the latter acquired 1,840,000 registered non-endorsable common Class B shares at a face value of Ps. 1 each and entitled to one vote each, which represent 5% of Apsamedia S.A.’s capital stock in a total amount of Ps. 0.8 million, which has not been paid-in as of the unaudited financial statements date. Such amount is disclosed in Other Receivables and prepaid expenses, net- Related Parties.

The equity investment with Apsamedia S.A. as of the period / year - end is disclosed in Exhibit C.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

l)	Sale of properties

Rosario plot of land

The acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe, subscribed by APSA are detailed below:

Lots	Offer Acceptance	Agreed price (in thousands of USD)	Collected amount 09.30.11 (in thousands of USD)	Title deed’s date
2 A	04/14/10	4,200	4,200	05/26/11
2 E	05/03/10	1,430	1,430	09/29/10
2 F	11/10/10	1,931	1,931	07/06/11
2 B	12/03/10	1,507	1,507	08/11/11
2 C	12/03/10	1,507	1,507	08/11/11
2 D	12/03/10	1,539	769	—

The lots subject to these transactions have been recorded to the inventory account. (Note 3.d)).

m)	Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996, Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009. See Note 8) to the Unaudited Consolidated Financial Statements) executed an agreement with NAI INTERNACIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Sucursal Argentina) by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If the last term has elapsed and there still is an unpaid balance, the Company will be released from any obligation to pay the outstanding debt.

On July 1st, 2002, an amendment to the agreement was established, whose most important resolutions are as follows:

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

•	The outstanding debt was de-dollarized (Ps. 1 = USD 1)

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of September 30, 2011 and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease advances together with other advances not included in this agreement (Note 3.j)).

n)	Contributed leasehold improvements - Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A. At period-end the amount pending of accrual is disclosed in Other liabilities - Contributed leasehold improvements (see Note 3.k).

o)	Acquisition of Torodur S.A.’s shares

On June 13, 2011, APSA acquired from IRSA Inversiones y Representaciones S.A. a 98% interest in the capital stock of Torodur S.A. On that same date, APSA acquired from Cam Communications LP (Bermudas), ex Elsztain Realty Partners Master Fund II LP, and Cam Communications LP (Delaware) the participation of both companies in the capital stock of Torodur S.A. equivalent to 1% in each case. The total price of the transaction amounted to Ps. 2.36.

p)	Acquisition of Nuevo Puerto Santa Fe S.A.’s shares

On June 15, 2011, Alto Palermo S.A. (APSA), by itself and through its controlled affiliate Torodur S.A., acquired from Boldt S.A. and Inverama S.L. (sellers) a fifty per cent (50%) stake in the shares of Nuevo Puerto Santa Fe S.A. (NPSF), a company that is lessee of a property built and operated as a shopping center in the port of the city of Santa Fe, Province of Santa Fe.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

The purchase price payable for this acquisition of a 50% stake amounts to USD 4.5 million payable over 19 monthly non-interest bearing installments, the latter installment being payable on February 2013, such debt is disclosed at its discounted value in Short-term and long-term debt.

Additonally, the purchasers will pay to the sellers, proportionally to the shares purchased, fifty (50%) of the working capital calculated on the purchase agreement, which will stem from the special closing financial statements of Nuevo Puerto Santa Fe S.A. The latter will prepare them as a supplement to the price.

The purchase of shares of NPSF was contingent upon the approval by the Regulatory Entity of the Port of Santa Fe of the share composition of NPSF provided, in addition, that the Caja de Asistencia Social Lotería de Santa Fe would not raise any challenge against the transaction.

After fulfilling this condition, on August 18, 2011, the shares were transferred. Furthermore, NPSF and Casino Puerto Sante Fe (CPSF) entered into a sublease agreement which replaces the previous lease agreement originally held by NPFS.

Thus, APSA becomes owner of 33.33% of the capital stock, which added to the 16.66% owned by its controlled affiliate Torodur, representing 50% of the stock and voting capital of NPSF. In addition, GRAINCO S.A. owns the remaining 50%.

The investment is recorded under Equity Investments (Exhibit C).

q)	General Shareholders Meeting of May 26, 2011

On May 26, 2011, APSA’s Regular and Special Shareholders Meeting, held on this date, decided, among other points, the following:

•

Capital stock increase of up to Ps. 108 million through the issue of up to 1,080,000,000 new common shares of face value Ps. 0.10 each, on one or many offerings, with additional paid-in capital or not and with one voting right per share, with dividend rights in equal conditions as the rest of the outstanding shares at the issuing date, following a public offering in the country or abroad. The meeting established the parameters under which the Board of Directors will settle the additional paid-in capital, with a range of prices for the share, being the minimum price Ps. 25.6133 per share of face value Ps. 1 or USD 25.1 per ADS and a maximum price of Ps. 75 per share of face value Ps. 1 or USD 73.4970 per ADS.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

•

Delegation on the Board of Directors of the power to define all the terms and conditions of the issuing process in one or several offerings, not expressly determined in the Shareholders Meeting with the power to sub-delegate on one or more than one director or manager, or the people that they authorize.

•

Reduction of the term to exercise the preemptive subscription right and the accretion right to up to 10 working days, as provided by section 194 of Act No. 19,550 and the regulations in force, delegating on the Board of Directors the most extensive powers in order to fulfill the capital stock increase.

•

Approval of the terms and conditions of the repurchase offering – in the context of the capital increase and subject to the effective fulfillment of this – of the outstanding convertible Corporate Notes with face value USD 31,755,502, for the amount of USD 36.1 million, equivalent to USD 1.13666 per Corporate Note.

NOTE 9:	ISSUANCE OF NOTES

a)	Issuance of convertible notes.

On July 19, 2002, the Company issued Series I of Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.1 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•	Due date: On July 19, 2014.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

On October 7, 2010, the holders of Notes convertible into APSA’s shares exercised the conversion right, issuing 477,544,197 shares of common stock, with a face value of Ps. 0.1 each and retiring Notes for a face value for USD 15.5 million. As from the conversion, the number of Company’s shares went from 782,064,214 to 1,259,608,411.

On September 21, 2011, the holders of Notes convertible into APSA’s shares exercised the conversion right, issuing 277,777 shares of common stock, with a face value of Ps. 0.1 each and retiring Notes for a face value for USD 0.009 million. As from the conversion, the number of Company’s shares went from 1,259,608,411 to 1,259,886,188.

Thus, since the program was launched to date, the Corporate Noteholders exercised their conversion rights into common shares for a total amount of USD 18.3 million, thus causing the issuance of common shares at a face value of Ps. 0.1 each, as disclosed in Note 4.

The total amount of Convertible Notes as of September 30, 2011 amounts to USD 31.7 million, and most of them are held by IRSA Inversiones y Representaciones Sociedad Anónima.

On May 26, 2011 APSA has made an offer to repurchase them, subject to certain conditions (See Note 8.q).

b)	Issuance of notes

On May 11, 2007, Alto Palermo S.A. (APSA) issued two series of Notes for a total amount of USD 170 million.

Series I relates to the issuance of USD 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007.

Series II relates to the issuance of Ps. 154,020 (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

On April 18, 2011 Alto Palermo S.A. (APSA) acquired from Cresud S.A.C.I.F. y A. Corporate Notes Series I due in 2017 for a face value of USD 5 million at a price of USD 5.1 million, which resulted from averaging the prices quoted by three banks plus accrued interest until settlement of the transaction.

As of September 30, 2011 total Series I and Series II Notes repurchased by the Company amount to USD 10 million and USD 1.4 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

IRSA Inversiones y Representaciones Sociedad Anónima is the holder of Series II Notes for Fv. Ps. 13.3 million.

These issuances are included within the Global Issuance Program of Notes for a face value of up to USD 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Notes in place up to USD 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of USD 50 million.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar rate plus a 3% margin payable on a quarterly basis.

On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of the issue referred above.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to USD 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed rate of 6.75% on the principal amount in USD, payable on a quarterly basis.

On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of the issue referred above.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 10:	RESTRICTED ASSETS AND DEPOSIT GRANTED

The Company owns the following restricted assets:

a)

As regards the case “Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal”, Case file No. 25,030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of June 30, 2011 amounts to Ps. 36,889 (disclosed in other Non-current investments- Undeveloped parcels of land). (See Exhibit D).

b)	As regards the case styled “Case File N° 88,390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A. (APSA)”, the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in Fixed assets). (See Exhibit A).

c)	As of August 3, 2011 a mortgage was granted on Soleil Factory (See Note 8.b).

d)	On June 15, 2011, the Company pledged Corporate Notes Series I of the Company issued on May 11, 2007 in favor of Banco Hipotecario S.A. at a nominal value of USD 1.2 million. (See Note 8.i.).

NOTE 11:	COMPLIANCE WITH CURRENT ENVIRONMENTAL REGULATIONS

One of the Company’s ongoing objectives is the sustainable development of its business in compliance with current environmental regulations.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of the year	Changes for the period		Balances at the end of the period
Cash and banks	(574)		31	(543)
Accounts receivable, net	3,082		213	3,295
Other receivables and prepaid expenses, net	(1,951)		(52)	(2,003)
Inventory	(7,307)		(721)	(8,028)
Fixed assets	(6,021)		623	(5,398)
Other investments, net	(41,760)		236	(41,524)
Short-term and long-term debt	(952)		44	(908)
Customer advances	39,004		3,268	42,272
Salaries and social security payable	836		171	1,007
Taxes payable	518		46	564
Other liabilities	(1,937)		(448)	(2,385)
Provisions	3,310		(102)	3,208
Tax loss carryforwards	14,831		—	14,831

Total net deferred tax assets	1,079	(1)	3,309	4,388

(1)	Includes Ps. (37) of deferred tax assets arising from the acquisition of Soleil Factory, not affecting income.

The detail of income tax accumulated losses not expired that have not yet been used as of period-end amount to Ps. 42,373 and may be compensated with future taxable income according to the following detail:

Fiscal year of origin	Amount	Prescription fiscal year
06.30.2007	935	06.30.2012
06.30.2008	956	06.30.2013
06.30.2011	40,482	06.30.2016

	42,373

According to the terms of the General Resolutions Nos. 485 and 487 of the National Securities Commission, the Company has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of September 30, 2011 that the adoption of the criteria would have generated is as follows:

i	an increase of deferred income tax liabilities of Ps. 84,699, approximately, which should be charged to results of previous years for Ps. 85,420 (loss) and to results of the period for Ps. 721 (gain).

ii	a decrease in assets for equity investments of Ps. 1,510, approximately, arising from applying such criteria to subsidiary companies, which should be charged to results of previous years for Ps. 1,537 (loss) and to results of the period for Ps. 27 (gain).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	(Continued)

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount	Amount arising from equity investments
No fixed term	19,253	762
2012	7,521	272
2013	7,521	272
2014	7,521	204
2015	7,521	—
2016	7,521	—
2016 and higher	27,841	—

	84,699	1,510

Below is a reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income before taxes:

Items	09.30.11		09.30.10
Net income for the period (before income tax)		108,355	69,143
Current income tax rate		35%	35%

Income for the period at the tax rate		37,924	24,200
Permanent differences at the tax rate:
- Adjustment for inflation (1)		3,432	2,860
- Others		(431)	528
- Difference between tax return and provision		—	(2,049)
- Results on equity investees		(7,043)	(19,850)

Total income tax charge for the period	(2)	33,882	5,689

(1)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.
(2)	Includes Ps. (3,346) related to deferred tax and Ps. 37,228 related to current income tax.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	(Continued)

Below is a reconciliation between income tax expense and the income tax for the period determined for fiscal purposes:

Items	09.30.11 Ps.	09.30.10 Ps.
Income tax charge in accounting records	33,882	5,689
- Temporary differences
- Increases
Cash and banks	—	(149)
Other investments, net	—	(804)
Accounts receivable, net	213	216
Other receivables and prepaid expenses, net	(52)	(24)
Inventory	(721)	—
Taxes payable	46	—
Other liabilities	(448)	(624)
Customer advances	3,268	1,118
Salaries and social security payable	171	103
Tax loss carryforwards	—	14,376
- Reversions
Cash and banks	31	—
Other investments, net	236	—
Inventory	—	761
Fixed assets	660	3,096
Short-term and long-term debt	44	117
Provisions	(102)	—

Income tax for fiscal purposes	37,228	23,875

NOTE 13:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

NOTE 14:	COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT AND LONG-TERM INCENTIVE PROGRAM

a.	Compensation plan for executive management

During the year ended June 30, 2007 the Company has developed the design of a capitalization program for the executive personnel by means of contributions that are made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

ALTO PALERMO S.A. (APSA)

Unaudited Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 14:	(Continued)

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	regular retirement under applicable labor regulations

•	full or permanent disability or incapacity

•	demise

In the event of resignation or dismissal without cause, the participant will obtain the amount resulting from the Company’s contributions only if he has participated in the plan for a minimum five-year term subject to certain conditions.

As of September 30, 2011 and 2010, contributions paid by the Company amount to Ps. 700 and Ps. 1,181, respectively.

b.	Long-term incentive program

The Company has developed a long-term shared-based incentive and retaining plan for management and key personnel, by means of contributions that will be made by the mentioned employees together with the Company. The Company intends, at its sole decision, to repeat the plan for one or two more fiscal years with the same or different conditions, with the possibility of granting a share-based unrestricted extraordinary compensation to be paid uniquely in September 2014.

ALTO PALERMO S.A. (APSA)

Unaudited Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 14:	(Continued)

Participation in this plan comes from an invitation from the Board of Directors and it can be freely accepted by the invited Participants. Once an employee accepts their participation, they will be able to make a single annual contribution (based on their annual bonus). The suggested contribution is up to 7.5% of their bonus, being the Company’s contribution for the first year 10 times the employee’s contribution. Contributions and/or the Company’s shares purchased with these funds will be transferred to vehicles specially constituted with this purpose. The Company’s and employees’ contributions for the following fiscal years will be defined after the every fiscal year-end.

In the future, the participants or their successors will have access to 100% of the benefit (Company’s contributions made in their favor) under the following circumstances:

•	if the employee resigns or leaves the Company unexpectedly, he/she will be entitled to the benefit only if 5 years have passed since each contribution was made

•	retirement

•	total or permanent disability

•	demise

NOTE 15:	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The National Securities Commission through Resolution No. 562 has established the enforcement of Technical Resolution No. 26 from the Argentine Federation of Professional Councils in Economic Sciences that adopts for those entities included in the Public Offering System of Law No. 17,811, either because of its capital or its notes, or for having requested the authorization to be included in such System, International Financial Reporting Standards issued by the International Accounting Standards Board. The application of such standards will be mandatory for the Company as from the fiscal year beginning July 1, 2012. On April 29, 2010, the company’s Board of Directors has approved the specific implementation plan for the application of such International Financial Reporting Standards, which is actually under execution.

NOTE 16:	SUBSEQUENT EVENTS

Ordinary and Extraordinary Shareholders’ meeting of APSA

On October 31, 2011 APSA Ordinary and Extraordinary Shareholders’ meeting was held. The following was approved:

•	Transfer to legal reserve of 5% of the result for the fiscal year ended on June 30, 2011, that is Ps. 13,029;

ALTO PALERMO S.A. (APSA)

Unaudited Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 16:	(Continued)

•	Ratification of the advance dividend settled by the Board of Director for Ps. 130,825;

•

Payment of an additional dividend in cash, for Ps. 117,055, which makes up Ps. 247,879. The remaining balance will be transferred to the account “Voluntary reserve for general purposes”, delegating on the Board of Directors its payment in legal terms;

•	Absorption by the Company of the amount corresponding to the tax on personal assets for Ps. 135.

Ratification of the decisions approved by the former Shareholders’ meetings with regard to the implementation of the allocation of up to 1% of APSA’s equity, which amounts to Ps. 9,070, to an incentive program aimed at the Company’s employees, and the delegation on the Board of Director of the power to structure this program by means of a contribution for that amount to a vehicle devoted to structuring and implementing the plan and fixing the term, price, methods, amounts and other circumstances, complying with the legal standards in force.

Modification of the face value of the Company’s outstanding shares, which currently is Ps. 0.10, to Ps. 1, and settlement in cash of the remaining portions of shares, as per the regulations in force. The Company can issue preferred stock with or without voting rights, which will be book-entry shares. Preferred stocks will have the right to a preferred cumulative dividend or not, in accordance with the issuing conditions. They can also have an additional share on realized and disposable profit.

•

Approval with a majority of the creation of a new Global Issuance Program of simple Corporate Notes, non-convertible into shares, secured or non-secured or secured by third parties, and for a maximum outstanding amount of USD 300,000,000 – or its equivalent in other currencies – at any time, in accordance with the provisions of the Corporate Notes Act and other modifying and ruling regulations (the “Program”); delegation on the Board of Directors of the approval of the terms and conditions of the Program, and the powers to accept and/or modify or amend the related documentation, (ii) approval and subscription of all the contracts and documentation related to the creation of the Program and the issuance of each class and/or series of corporate notes and (iii) the issuance of each class and/or series of corporate notes under the Program, including for example, fixing the issuance time and currency, term, price, payment methods and conditions, type and interest rate, allocation of the funds, among others; and power to the Board of Directors to sub-delegate the above-mentioned powers on one or more than one of its members or on one or more than one Company’s managers.

ALTO PALERMO S.A. (APSA)

Unaudited Notes to the Financial Statements (Continued)

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 16:	(Continued)

•

The following was approved with a majority: (a) Directors’ fees for Ps. 29,419; (b) power of the Board of Directors to (i) allocate and distribute its fees in accordance with the specific tasks timely developed by its members, (ii) make advance payment of the fees ad referendum of the next Ordinary Shareholders’ meeting; and (c) express delegation on the Board of Directors of the timely consideration, approval and allocation of the budget of the Audit Committee.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the three-month period beginning on July 1, 2011 and ended September 30, 2011 compared with the year ended June 30, 2011

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit A

	Original Values					Depreciation
	Value as of beginning				Value as of end of the period/	Accumulated as of beginning	Rate			For the period/ year	Accumulated as of end of the period/	Net carrying value as of	Net carrying value as of
Items	of year	Increases	Decreases	Transfers	year	of year	%		Decreases	Amount	year	09.30.11	06.30.11
Shopping Centers:
- Abasto	258,738	29	(72)	47	258,742	106,472	(	*)	(2)	2,016	108,486	150,256	152,266
- Alto Avellaneda	202,376	62	—	642	203,080	140,399	(	*)	—	3,334	143,733	59,347	61,977
- Paseo Alcorta	132,714	50	—	—	132,764	67,517	(	*)	—	1,281	68,798	63,966	65,197
- Patio Bullrich	171,722	75	—	196	171,993	89,020	(	*)	—	1,997	91,017	80,976	82,702
- Alto Noa (Note 10.b))	46,500	65	—	27	46,592	26,150	(	*)	—	598	26,748	19,844	20,350
- Alto Rosario	100,074	—	—	—	100,074	21,310	(	*)	—	821	22,131	77,943	78,764
- Alto Palermo	432,325	122	—	252	432,699	317,651	(	*)	—	5,373	323,024	109,675	114,674
- Mendoza Plaza	136,111	40	—	26	136,177	58,288	(	*)	—	1,186	59,474	76,703	77,823
- Cordoba Shopping – Villa Cabrera	103,076	110	—	74	103,260	37,538	(	*)	—	1,263	38,801	64,459	65,538
- Soleil Factory (Note 8.b))	70,047	1,151	—	299	71,497	3,781	(	*)	—	986	4,767	66,730	66,266
Other properties	20,912	—	—	—	20,912	3,129	(	*)	—	157	3,286	17,626	17,783
Leasehold improvements	8,029	—	—	—	8,029	7,794	(	*)	—	210	8,004	25	235
Facilities	142	5	—	—	147	69	10		—	3	72	75	73
Furniture, fixture and equipment	29,139	247	—	123	29,509	18,543	10		—	762	19,305	10,204	10,596
Vehicles	291	—	—	—	291	278	33		—	2	280	11	13
Computer equipment	21,076	234	(78)	144	21,376	19,890	33		(5)	214	20,099	1,277	1,186
Software	9,931	200	—	—	10,131	8,762	20		—	255	9,017	1,114	1,169
Suppliers advances	6,011	1,768	—	(2,734)	5,045	—	—		—	—	—	5,045	6,011
Units to be received Beruti (Note 5)	9,264	—	—	—	9,264	—	—		—	—	—	9,264	9,264
Work in progress:
- Rosario	354	68	—	—	422	—	—		—	—	—	422	354
- Patio Bullrich	394	406	—	51	851	—	—		—	—	—	851	394
- Alcorta	1,604	37	—	—	1,641	—	—		—	—	—	1,641	1,604
- Abasto	2,212	908	—	259	3,379	—	—		—	—	—	3,379	2,212
- Avellaneda	2,288	792	(259)	(150)	2,671	—	—		—	—	—	2,671	2,288
- Alto Noa	52	—	—	(16)	36	—	—		—	—	—	36	52
- Office property	1,382	36	(33)	757	2,142	—	—		—	—	—	2,142	1,382
- Alto Palermo Shopping	671	76	—	(72)	675	—	—		—	—	—	675	671
- Mendoza Plaza Shopping	803	—	—	—	803	—	—		—	—	—	803	803
- Cordoba Shopping – Villa Cabrera	632	28	—	—	660	—	—		—	—	—	660	632
- Soleil Factory	2,448	2,284	—	75	4,807	—	—		—	—	—	4,807	2,448

Total as of 09.30.11	1,771,318	8,793	(442)	—	1,779,669	926,591	—		(7)	(1) 20,458	947,042	832,627	—

Total as of 06.30.11	1,693,377	69,338	(662)	9,264	1,771,317	843,344	—		(48)	83,294	926,590	—	844,727

(*)	Depreciation expense is determined using straight-line method over the estimated useful life of each property.
(1)	The accounting destination of the depreciation is disclosed in Exhibit H, except for Ps. 97 that are recovered from tenants.

ALTO PALERMO S.A. (APSA)

Intangibles assets

For the three-month period beginning on July 1, 2011 and ended September 30, 2011 compared with the year ended June 30, 2011

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit B

	Original Values			Amortizations
	Value as of beginning of year	Decreases	Value as of end of the period/year	Accumulated as of beginning of year	Decreases	Rate %	For the period/ year	Accumulated as of end of the period/ year	Net as of 09.30.11	Net as of 06.30.11
							Amount
Trademarks	907	—	907	610	—	10	21	631	276	297

Total as of 09.30.11	907	—	907	610	—	—	(1) 21	631	276	—

Total as of 06.30.11	13,081	(12,174)	907	4,282	(4,627)	—	955	610	—	297

(1)	The amortization charge is disclosed in Exhibit H.

ALTO PALERMO S.A. (APSA)

Investments in shares, bonds and other companies

Unaudited Balance sheets as of September 30, 2011 and June 30, 2011

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 09.30.11	Value recorded As of 06.30.11	Issuer’s information
					Last financial statement issued						Interest in common stock
					MainActivity	Legal Address	Date	Common stock	Income (loss) for the period	Shareholders’ equity
Tarshop S.A. – Equity value (2)	1	26,759,288	57,576	54,088	Credit card	Suipacha 664 – 7º Floor – C.A.B.A.	09.30.11	133,796	16,650	221,275	20%
Emprendimiento Recoleta S.A. – Equity value	1	13,499,990	25,273	23,707	Building, maintenance, operation and exploitation under a regime of use of assets of a section of Recoleta Cultural Center	Moreno 877 – 21° Floor – C.A.B.A.	09.30.11	25,054	2,851	48,874	53.684%
Emprendimiento Recoleta S.A. – Goodwill			(168)	(186)
Shopping Neuquén S.A. – Equity Value	1	6,256,308	6,670	6,729	Development of Undertakings	Rivadavia 86 3° Floor Of.9 – Neuquén	09.30.11	6,375	(60)	13,107	98.144%
Shopping Neuquén S.A. – Higher investment value			4,872	4,730
Shopping Neuquén S.A. – Irrevocable contributions			6,315	6,315
Fibesa S.A. – Equity Value.	1	2,323,125	22,568	17,664	Agent	Moreno 877 - 23º Floor - C.A.B.A.	09.30.11	2,323	4,904	22,568	99.99996%

Panamerican Mall S.A. – Equity Value	1	397,661,435	467,427	458,554	Real estate Investments and Developments	Moreno 877 – 21° Floor – C.A.B.A.	09.30.11	497,077	11,092	584,284	80%
Panamerican Mall S.A. – Higher investment value (1)			107,737	108,639

Conil S.A. – Equity Value	1	1,903,115	1,574	1,605	Real estate investments	Lavalle 1290 7° Floor of. 701 – C.A.B.A.	09.30.11	1,953	(32)	1,665	97.46%
Conil S.A. – Irrevocable contributions			49	—
Conil S.A. – Goodwill			472	472
Arcos del Gourmet S.A. – Equity value	1	11,826,633	9,413	8,920	Building, real state and commercial	San Martin 120 – 21° Floor – C.A.B.A	09.30.11	13,411	(461)	15,906	88.185%
Arcos del Gourmet S.A. – Irrevocable contributions			4,695	3,028
Arcos del Gourmet S.A. – Higher Investment value (3)			29,388	20,873
Arcos del Gourmet S.A. – Goodwill			6,060	—
Apsamedia S.A. – Equity Value (4)	1	36,800,000	21,456	18,786	Consumer finance and credit card, management of administrative, advertising and commercial activities.	Av. Leandro N. Alem 1050 – 9° Floor- C.A.B.A.	09.30.11	36,800	2,811	22,586	95%
TGLT S.A. (5)	1	6,231,946	58,945	56,295	Real estate projects management	Av. Scalabrini Ortiz 3333 – 1° Floor – C.A.B.A.	—	—	—	—	9.23%
Torodur S.A.					Investments	Colonia 810 – Of. 403 Montevideo – Uruguay	09.30.11	481	(51)	1,715	100%
Torodur S.A. – Equity Value			147	199
Torodur S.A. – Irrevocable contributions	1	2,400,000	1,568	356
Nuevo Puerto Santa Fe S.A. – Equity Value			9,861	—	Commercial real estate	Ituizaingo 1357 – Santa Fe City – Santa Fe Province	09.30.11
Nuevo Puerto Santa Fe S.A. – Goodwill	1	92,500	3,522	—				27,750	309	29,585	33.33%
Advance for purchase of shares (6)			—	1,022			—

Total			845,420	791,796

(1)	As of September 30, 2011 and June 30, 2011 includes Ps. 95,511 and Ps. 96,474 corresponding to financial costs, respectively.
(2)	See Note 8.i).
(3)	See Note 8.a).
(4)	See Note 8.k).
(5)	Valued at acquisition cost. See Note 8.h)
(6)	Customer advances for purchase of Nuevo Puerto Santa Fe’s shares. See Note 8.p) and Exhibit G. See Note 8.o).

ALTO PALERMO S.A. (APSA)

Other investments

Unaudited Balance Sheets as of September 30, 2011 and June 30, 2011

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit D

Items	Value as of 09.30.11	Value as of 06.30.11
Current
Time deposit in local currency (2)	3,031	—
Mutual funds in foreign currency (1) (Exhibit G)	45,556	120,590
Mutual funds in local currency (1)	42,001	528
Mortgage bonds issued by Banco Hipotecario (Note 5)	1	1

Total current	90,589	121,119

Non-current
Undeveloped parcels of land:
- Caballito plot of land (Note 10.a))	36,889	36,889
- Patio Olmos (Note 8.c))	32,949	32,949
- Air Space Coto (Note 8.f))	13,188	13,188
- Air Space Soleil Factory (Note 8.b))	6,676	6,676
Other real estate	1,443	1,443
Other investments	56	56

Total non-current	91,201	91,201

Total	181,790	212,320

(1)	Includes Ps. 60,617 and Ps. 120,590 as of September 30, 2011 and June 30, 2011, respectively, considered cash equivalents in the Statement of Cash Flows.
(2)	Considered cash equivalents in the Statement of Cash Flows.

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the three-month period beginning on July 1, 2011 and ended September 30, 2011 compared with the year ended June 30, 2011

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit E

Items	Balances as of beginning of year	Increases		Decreases		Carrying value as of 09.30.11	Carrying value as of 06.30.11
Deducted from assets:
Allowance for doubtful accounts	38,390	(1)	1,753	(2)	(1,282)	38,861	38,390
Allowance for mortgage receivables	2,208		—		—	2,208	2,208

Total as of 09.30.11	40,598		1,753		(1,282)	41,069	—

Total as of 06.30.11	37,143		7,918		(4,463)	—	40,598

Included in liabilities:
Provision for non-current contingencies	9,459	(1)	951	(3)	(1,242)	9,168	9,459

Total as of 09.30.11	9,459		951		(1,242)	9,168	—

Total as of 06.30.11	7,388		4,631		(2,560)	—	9,459

(1)	Corresponds to charges of the period disclosed in Exhibit H.
(2)	Includes Ps. 137 correspond to uses and Ps. 1,145 correspond to recoveries, disclosed in Exhibit H.
(3)	Ps. 2 correspond to uses and Ps. 1,240 correspond to recovery of provisions, which are disclosed net, together with other charge for contingencies for Ps. 19 in Exhibit H.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and others

For the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit F

	09.30.11	09.30.10
Cost of leases and services
Expenses (Exhibit H)	27,145	27,938

Cost of leases and services	27,145	27,938

Cost of others
Inventory as of the beginning of the year (Note 3.d))	62,128	21,915
Purchases of the period	1,143	60
Decrease	—	(328)
Expenses (Exhibit H)	2	4
Gain from recognition of inventories at net realizable value	2,285	—
Inventory as of the end of the period (Note 3.d))	(45,402)	(17,999)

Cost of others	20,156	3,652

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of September 30, 2011 and June 30, 2011

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit G

Items	Class	Amount of foreign currency (in thousands)	Prevailing exchange rate (1)	09.30.11	06.30.11
Assets
Current Assets
Cash and Banks	USD	17,362	4.165	72,311	5,701
Cash and Banks	Euros	14	5.603	76	87
Cash and Banks	Pounds	2	6.513	10	10
Other investments, net	USD	10,938	4.165	45,556	120,590
Accounts receivable, net	USD	1,134	4.165	4,724	46,596
Accounts receivable, net	Uruguayan Pesos	350	0.206	72	77
Accounts receivable, net – Related parties	USD	39	4.205	164	151
Other receivables and prepaid expenses, net	USD	349	4.165	1,455	1,150
Other receivables and prepaid expenses, net	Euros	3	5.603	17	17
Other receivables and prepaid expenses, net – Related parties	USD	15	4.205	65	51

Total Current Assets				124,450	174,430

Non-Current Assets
Equity Investments	USD	—	4.165	—	1,022
Accounts receivable, net	USD	87	4.165	363	371

Total Non-Current Assets				363	1,393

Total Assets as of 09.30.11				124,813	—

Total Assets as of 06.30.11				—	175,823

Liabilities
Current Liabilities
Trade accounts payable	USD	1,893	4.205	7,962	7,618
Trade accounts payable – Related parties	USD	84	4.205	352	963
Short-term debt	USD	5,429	4.205	22,830	13,614
Short-term debt – Related parties	USD	3,428	4.205	14,413	8,464
Customer advances	USD	1,987	4.205	8,354	21,009

Total Current Liabilities				53,911	51,668

Non-Current Liabilities
Long-term debt	USD	9,281	4.205	39,028	35,125
Long-term debt – Related parties	USD	141,746	4.205	596,044	582,615
Customer advances	USD	70	4.205	294	—

Total Non-Current Liabilities				635,366	617,740

Total Liabilities as of 09.30.11				689,277	—

Total Liabilities as of 06.30.11				—	669,408

(1)	Exchange rates as of September 30, 2011 according to Banco Nación Argentina records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)

For the three-month periods beginning on July 1, 2011 and 2010 and ended September 30, 2011 and 2010

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit H

Items	Total as of 09.30.11	Costs						Expenses		Total as of 09.30.10
		Other	Cost of leases and services	Expenses	Collective promotion fund	Expenses recovery	Subtotal	Administrative	Selling
Depreciation and amortization	20,375	—	20,375	—	—	—	20,375	—	—	21,217
Fees for Directors	8,460	—	—	—	—	—	—	8,460	—	6,810
Taxes, rates, contributions and services	8,669	1	39	9,530	646	(10,176)	40	2,725	5,904	5,567
Parking	3,370	—	3,370	—	—	—	3,370	—	—	2,876
Salaries, bonuses and social security contributions	3,146	—	—	24,356	2,766	(27,122)	—	3,046	100	2,792
Expenses and common area maintenance expenses and collective promotion fund	2,470	—	2,470	122	593	(715)	2,470	—	—	3,490
Fees and payments for services	1,873	—	—	2,805	—	(2,805)	—	1,873	—	1,459
Allowance for doubtful accounts	608	—	—	—	—	—	—	—	608	1,049
Maintenance, repairs, cleaning and security	1,057	1	916	18,949	126	(19,075)	917	140	—	742
Charge for contingencies	(270)	—	(270)	—	—	—	(270)	—	—	275
Commissions	836	—	—	—	—	—	—	—	836	318
Rental	276	—	—	830	42	(872)	—	276	—	215
Personnel expenses	164	—	—	796	(37)	(759)	—	164	—	149
Bank charges	184	—	—	—	—	—	—	184	—	151
Damage, costs and expenses	245	—	245	—	—	—	245	—	—	180
Regulatory authority expenses	107	—	—	—	—	—	—	107	—	72
Advertising	1,012	—	—	39	17,148	(17,187)	—	—	1,012	52
Insurance	74	—	—	298	14	(312)	—	74	—	115
Freight and transportation	31	—	—	211	84	(295)	—	31	—	8
Stationery	9	—	—	779	21	(800)	—	9	—	3
Other services	—	—	—	317	—	(317)	—	—	—	—
Others	70	—	—	255	53	(308)	—	70	—	465
Training and events expenses	—	—	—	—	—	—	—	—	—	27
Expenses recovery	—	—	—	(59,287)	(21,456)	80,743	—	—	—	—

Total as of 09.30.11	52,766	2	27,145	—	—	—	27,147	17,159	8,460	—

Total as of 09.30.10	—	4	27,938	—	—	—	27,942	13,819	6,271	48,032

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities

Unaudited Balance Sheet as of September 30, 2011 and June 30, 2011

(In thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Exhibit I

	09.30.11							06.30.11
	Other investments, net (7)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short- term and long- term debt (2)	Other liabilities (4) (8)	Other investments, net	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short- term and long- term debt	Other liabilities (4)
No fixed term	—	598	7,956	—	599	—	9,257	—	597	5,205	—	1,242	—	9,548

With term

Past due	—	27,264	—	—	—	—	—	—	20,583	—	—	—	—	—

To mature
In three months	90,589	91,633	53,365	55,211	47,340	47,278	62,265	121,119	99,854	43,611	40,637	60,353	62,725	74,904
Between three and six months	—	27,886	5,978	1,626	29,720	5,255	69,852	—	22,401	7,711	12,444	21,190	36,181	71,127
Between six and nine months	—	11,408	5,952	1,689	19,819	21,448	1,031	—	11,947	4,572	4,480	18,368	—	3,118
Between nine and twelve months	—	4,129	5,819	1,654	14,821	14,187	2,936	—	3,545	4,550	6,001	12,984	19,649	1,159

Between one and two years	—	532	3,172	35	39,218	4,085	40,324	—	145	738	47	12,381	—	3,494
Between two and three years	—	187	825	—	19,408	132,812	17,174	—	112	695	—	10,835	129,605	35,874
Between three and four years	—	60	603	—	21,441	—	3,606	—	76	670	—	26,125	—	3,554
In greater than four years	—	226	168	—	5,768	496,052	49,211	—	220	715	—	31,558	485,898	18,124

Total to mature	90,589	136,061	75,882	60,215	197,535	721,117	246,399	121,119	138,300	63,262	63,609	193,794	734,058	211,354

Total with fixed term	90,589	163,325	75,882	60,215	197,535	721,117	246,399	121,119	158,883	63,262	63,609	193,794	734,058	211,354

Total	90,589	163,923	83,838	60,215	198,134	721,117	255,656	121,119	159,480	68,467	63,609	195,036	734,058	220,902

(1)	Does not accrue interest, except for Ps. 154 that accrue interest at a variable market rate.
(2)	Includes Ps. 4,134 that accrue interest at a variable rate and Ps. 700,750 that accrue interest at a fixed market rate.
(3)	Includes Ps. 1,145 that accrue interest at a variable rate and Ps. 6,319 that accrue interest at a fixed rate.
(4)	Corresponds to salaries and social security payable, taxes payable, other liabilities and provisions.
(5)	Includes Ps. 1,928 that accrue interest at a variable rate.
(6)	Does not accrue interest.
(7)	Includes Ps. 3,031 that accrue interest at a fixed rate and Ps. 87,557 that accrue interest at a variable market rate.
(8)	Does not accrue interest, except for Ps. 19,123 that accrue interest at a fixed rate and Ps. 45,568 that accrue interest at a variable rate.

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF SEPTEMBER 30, 2011

(In thousands of Argentine Pesos)

I.	Brief comments on the Company’s activities during the period, including references to significant situations occurred after the end of the period.

Buenos Aires, November 11, 2011 - Alto Palermo S.A. (APSA) (BCBA: APSA, NASDAQ: APSA) and alternatively the “Company”, a leading company engaged in the acquisition, development, possession and management of Shopping Centers in Argentina, announces its results for the three-month period ended on September 30, 2011.

In millions of Ps.	IQ 12	IQ 11	YoY Var	FY 11	FY 10	YoY Var
Revenues	226.8	214.3	5.8%	856.5	784.9	9.1%
Operating Income	141.1	106.8	32.1%	473.6	320.5	47.8%
Depreciation and Amortization	28.1	29.5	-4.7%	115.2	118.2	-2.5%
EBITDA[1]	169.2	136.3	24.1%	588.8	438.7	34.2%
Net Income	74.5	63.5	17.3%	260.6	119.1	118.8%

•

Revenues for the first quarter of fiscal year 2012 increased by 5.8% compared to the first quarter of 2011, driven by a 36.6% increase in cumulative revenues from the Shopping Center segment. This was offset by a 96.4% decrease in Revenues from the Consumer Finance segment due to the deconsolidation of Tarshop S.A. (“Tarshop”) since September 1, 2010 following its sale to Banco Hipotecario.

•

The Ps. 34.4 million increase (+32.2%) in Operating Income for the first quarter of fiscal year 2012 compared to the first quarter of fiscal year 2011 is explained by an Ps. 50.4 million increase (+59.5%) in Operating Income from the Shopping Center segment, an Ps. 14.4 million decrease (-79.9%) in the Consumer Finance segment (Tarshop’s deconsolidation) and an Ps. 1.0 million decrease in the Others segment.

•

EBITDA for the first quarter of fiscal year 2012 increased by 24.2% as compared to the first quarter of fiscal year 2011, mostly explained by the Shopping Center segment, whose EBITDA increased by 44.7%, offsetting the fall in the Consumer Finance and Others segments.

•	Net Income for the first quarter of fiscal year 2012 grew in Ps. 11.0 million (+17.4%) compared to the first quarter of fiscal year 2011, hand in hand with the increase in Operating Income.

1	EBITDA represents operating income plus depreciation and amortization of property, plant and equipment and intangible assets (included in operating income). Our presentation of EBITDA does not reflect the methodology suggested by its acronym. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. However, our EBITDA measure has limitations as an analytical tool, and should not be considered in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP. Some of these limitations include:

•	it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;

•	it does not reflect any cash income taxes or employees’ profit sharing we may be required to pay;

•	it reflects the effect of non-recurring expenses, as well as investing gains and losses;

•	it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and

•	other companies in our industry could calculate this measure differently than we do, which may limit its usefulness as a comparative measure.

Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP. You should compensate for these limitations by relying principally on our Argentine GAAP results and using our EBITDA measurement supplementally.

ALTO PALERMO S.A. (APSA)

II. Highlights for the first three months of fiscal year 2012, including references to material events occurred after the end of the period.

Shopping Centers

After a year in which the Argentine shopping center industry saw an outstanding performance, the first quarter of fiscal year 2012 experienced significant growth, in line with the levels of economic activity, consumption and inflation observed. According to the shopping center poll that surveys the main shopping centers in the City of Buenos Aires and its surrounding area, sales increased 23% in the first quarter of fiscal year 2012 compared to the same quarter of 2011. The main sectors that triggered this increase have been Apparel and Food Court, with growth rates in excess of 30%.

This performance ran in parallel with the economic indicators that measure consumption activity. Consumers’ expectations have improved, as per the index prepared by the Torcuato Di Tella University1, which recorded a 21% growth in the month of September on a year-on-year basis, accelerating as compared to the previous months. There has also been an improvement in access to consumer credit, according to statistics published by the Argentine Central Bank2 as well as strength in the purchasing power of consumers due to salary increases, as published by the INDEC3, above the pricing levels prevailing in the economy.

These rising consumption indicators were reflected in our tenants’ sales, which grew in real terms during this quarter, resulting in an increase in revenues and EBITDA in the whereabouts of 40%.

Shopping Centers

In millions of Ps.	IQ 12	IQ 11	YoY Var	FP 11(1)	FP 10(1)	YoY Var
Revenues	203.5	149.0	36.6%	677.1	518.5	30.6%
Operating Income	135.1	84.7	59.5%	402.5	266.7	50.9%
Depreciation and Amortization	28.1	28.0	-0.1%	113.6	109.6	3.7%
EBITDA	163.1	112.7	44.7%	516.1	376.3	37.2%

	IQ 12	IVQ 11	IIIQ 11	IIQ 11	IQ 11	IVQ 10
Total Leasable Area (sqm)	307,233	299,326	299,130	299,130	286,286	286,286
Tenants’ Sales (Ps. million, 12-month cumulative)	8,316	7,766	6,856	6,277	5,776	5,229
Tenants’ Sales in the same Shopping Centers (Ps. million, 12-month cumulative)	7,027	6,577	5,868	5,411	5,012	4,592
Occupancy	97.7%	97.3%	97.3%	97.6%	97.5%	98.0%

(1)	12 months as of June 30 of each year.

•

During the first quarter of fiscal year 2012, shopping center tenant sales amounted to Ps. 2,285 million (a 31.7% increase as compared to the same period of the previous year). This increase was led by the strong growth experienced by the shopping centers in the interior of the country, in particular Córdoba Shopping and Alto Rosario, way above the average of our total shopping center portfolio.

•

DOT Baires Shopping’s performance has been noteworthy: with more than 2 years of operations, this shopping center has been recording increases in sales above the average, in line with the expectations and the shopping center’s maturity process.

•	The EBITDA/Revenue margin for the first quarter of fiscal year 2012 reached 80.2%, compared to 75.6% for the same period of the previous fiscal year.

•	Total portfolio occupancy stood at 97.7%, 0.3 bp above the figure recorded in the previous quarter and 0.1 bp higher than the one recorded in the same period of fiscal year 2011.

[1]	Consumer’s Trust Index prepared by the Finance Research Center of the Torcuato Di Tella University http://www.utdt.edu
[2]	Statistical Data provided by the Argentine Central Bank – http://www.bcra.gov.ar
[3]	Statistical Data provided by the Argentine Institute of Statistics and Census – http://www.indec.mecon.ar

ALTO PALERMO S.A. (APSA)

Acquisition of La Ribera Shopping Center (Province of Santa Fe)

Last August, APSA directly and indirectly acquired 50% of the stock capital of Nuevo Puerto Santa Fe S.A., a company that is lessor of a real property in which La Ribera Shopping was built and is currently in operation. La Ribera Shopping is a shopping center of approximately 8,000 square meters of gross leaseable area, featuring 50 stores, located in Dock I of the Harbor of the City of Santa Fe. In this way, APSA started to operate its 13th Shopping Center, in line with its expansion strategy toward the interior of Argentina.

Operating Data of our Shopping Centers

	Date of Acquisition	Gross Leaseable Area (sqm)[1]	Stores	APSA’s Interest	Occupancy Rate (%)[2]	Book Value
Shopping Center						(in thousands of Ps.)[3]
Alto Palermo	Nov-97	18,701	144	100.0%	100.0%	109,675
Abasto Shopping [4]	Jul-94	37,622	175	100.0%	99.5%	150,256
Alto Avellaneda	Nov-97	36,589	146	100.0%	96.0%	59,347
Paseo Alcorta	Jun-97	13,816	112	100.0%	97.5%	63,966
Patio Bullrich	Oct-98	11,742	83	100.0%	100.0%	80,976
Alto Noa Shopping	Mar-95	19,001	92	100.0%	99.6%	19,844
Buenos Aires Design	Nov-97	13,786	62	53.7%	97.0%	7,560
Alto Rosario Shopping [5]	Nov-04	28,648	146	100.0%	95.0%	77,943
MendozaPlaza Shopping	Dic-94	40,659	150	100.0%	96.1%	76,703
Córdoba Shopping	Dic-06	15,203	106	100.0%	99.3%	64,459
Dot Baires Shopping	May-09	49,526	153	80.0%	99.9%	527,402
Soleil [6]	Jul-10	14,033	71	100.0%	90.5%	66,730
La Ribera Shopping [9]	Aug-11	7,907	49	50.0%	96.5%	11,641
Neuquén [7]	Jul-99	N/A	—	98.1%	N/A	7,004
Fibesa and Other [8]	—	N/A	—	100.0%	N/A	—

Total Shopping Centers		307,233	1489		97.6%	1,323,506

[1]	Corresponds to total leaseable area in each property. Excludes common areas and parking spaces.
[2]	Calculated dividing occupied square meters by leaseable area on the last day of the period.
[3]	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress.
[4]	Excludes Museo de los Niños (3,732 m2)
[5]	Excludes Museo de los Niños (1,261 m2)
[6]	APSA took possession of this Shopping Center on July 1, 2010
[7]	Land for the development of a Shopping Center.
[8]	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
[9]	APSA took possession of this Shopping Center on August 15, 2011

ALTO PALERMO S.A. (APSA)

	Accumulated tenants’ sales as of September 30 (3 months) for the fiscal periods
	(in millions of Ps.)
Shopping Center	2012	2011	2010
Alto Palermo	308.54	253.03	193.27
Abasto Shopping	364.26	283.46	198.70
Alto Avellaneda	320.59	248.38	183.99
Paseo Alcorta	152.81	116.04	92.45
Patio Bullrich	121.77	102.09	69.07
Alto Noa Shopping	114.45	83.10	60.91
Buenos Aires Design	59.10	46.59	31.85
Alto Rosario Shopping	188.78	129.47	87.05
Mendoza Plaza Shopping	214.72	160.49	117.15
Córdoba Shopping	78.10	50.08	37.97
Dot Baires Shopping	283.25	211.12	159.42
Soleil [1]	62.50	51.00	0.00
La Ribera Shopping [2]	16.49	0.00	0.00

Total	2,285.36	1,734.84	1,231.83

[1]	APSA took possession of this Shopping Center on July 1, 2010
[2]	APSA took possession of this Shopping Center on August 15, 2011

	Accumulated tenants’ sales as of September 30 (3 months) for the fiscal periods
	(in millions of Ps.)
Type of Business	2012	2011	2010
Anchor Store	161.33	116.25	92.34
Clothes and Footwear	1,094.73	832.90	597.56
Entertainment	91.51	74.66	41.82
Home	413.13	320.10	237.77
Restaurant	227.90	174.62	110.77
Miscellaneous	268.47	205.81	144.00
Services	11.81	10.49	7.57

Total	2,268.88	1,734.84	1,231.83

[1]	Excludes sales from La Ribera Shopping

ALTO PALERMO S.A. (APSA)

	Accumulated Rental Income as of September 30 (3 months) for the fiscal periods [1]
	(in millions of Ps.)
Shopping Center	2012	2011	2010
Alto Palermo	34,885	27,200	20,971
Abasto Shopping	33,741	26,547	19,810
Alto Avellaneda	22,744	16,827	12,526
Paseo Alcorta	14,276	11,562	9,581
Patio Bullrich	12,934	10,870	8,669
Alto Noa Shopping	7,494	3,887	2,785
Buenos Aires Design	4,952	4,213	3,446
Alto Rosario Shopping	13,138	8,935	6,817
Mendoza Plaza Shopping	12,467	8,109	6,137
Córdoba Shopping	6,021	4,205	3,042
Dot Baires Shopping [6]	23,896	17,046	14,742
Soleil[2]	4,167	2,587	0
La Ribera Shopping [5]	525	0	0
Neuquén[3]	0	0	0
Fibesa and Other [4]	11,328	6,816	5,224

Total	202,568	148,804	113,750

[1]	Corresponds to total leases, consolidated as per the RT21 method
[2]	APSA took possession of this Shopping Center on July 1, 2010
[3]	Land for the development of a Shopping Center
[4]	Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others
[5]	APSA took possession of this Shopping Center on August 15, 2011
[6]	Excludes revenues from office space

	Accumulated as of September 30 for the fiscal periods (in thousands of Ps.)
Revenues	2011	2010	2009
Base Rent [1]	89,373	71,800	59,916
Percentage Rent [2]	52,645	32,559	16,814

Total Rent	142,018	104,359	76,730

Admission Rights [3]	19,819	17,048	15,189
Stands’ Rent	15,686	9,613	8,525
Parking	10,890	7,779	5,769
Others	14,155	10,005	7,537

Total Revenues	202,568	148,804	113,750

[1]	Guaranteed minimum value
[2]	Corresponds to revenues based on our tenants’ gross sales
[3]	Corresponds to revenues from fees that tenants are required to pay upon entering into or renewing a lease.

ALTO PALERMO S.A. (APSA)

III. Others

In the first quarter of fiscal year 2012, the construction business in Argentina maintained the growth rate experienced in the previous quarter, while it increased 10.4% compared to the same quarter of the previous fiscal year. The number of title deeds registered with the Real Estate Registry of the City of Buenos Aires was 66,629 as of the end of September 2011, 2,454 more than those registered in the nine-month period of 2010. This figure represents a 3.82% increase compared to the previous year.

The prices of new apartments in the City of Buenos Aires continued their upward trend.

Price per sqm of a new apartment in a residential area of Buenos Aires

Torres Rosario Project

APSA owns a block of land of approximately 50,000 sqm divided into 8 smaller plots, in the City of Rosario, near the Alto Rosario Shopping Center. At September 30, 2011, 2 of the plots had been bartered (plots 2-G and 2-H). As consideration for the barter of parcel 2-G (totaling a surface area of 10,128 sqm for sale), Condominios de Alto S.A. will receive 15 apartments, with a total built area of 1,504 square meters and 15 parking spaces in compliance with the barter agreement. These units are already for sale since May. Barter of parcel 2-H represents 14,500 total square meters for sale, out of which 3,188 square meters represent performance of the barter agreement. This surface area is equivalent to 42 apartments and 42 parking spaces.

Condominios del Alto I (parcel 2-G)

The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed in 6 stories with parking spaces (98 units) in the basement. As of September 30, 2011, the project was completed and 3 apartments and 3 parking spaces had been sold, with 12 apartments and 12 parking spaces being available for sale for a total of US$ 3.2 million.

Condominios del Alto II (parcel 2-H)

The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. As of September 30, 2011, 42 apartments (4,211 sqm), 47 parking spaces and 6 storage spaces are available for sale for a total of US$ 8,591,456.

ALTO PALERMO S.A. (APSA)

IV. Financial and Other Transactions

Consolidated Financial Debt as of September 30, 2011

Description	Issue Currency	Outstanding Amount (In USD)[4]	Rate	Maturity
Short-term	ARS	1,046,373	12.50%	< 7 days
APSA’s Series II Notes due 2012 (International)[1]	ARS	10,465,093	11.00%	Jun-12
Santa Fe Shopping Debt[2]	USD	3,765,337		Feb-13
APSA’s Series I Notes due 2017 (International)[3]	USD	120,000,000	7.88%	May-17
Soleil / Tucumán Debt	USD	13,910,000	5.00%	Jul-17
TGLT	USD	560,000	4.00%	Jan-12
Wal Mart (Entre Ríos)	USD	350,000		to be defined
Arcos	USD	1,000,000		Nov-11

Total APSA’s Debt		151,096,803

[1]	As of September 30, 2011 IRSA had repurchased a face value of US$ 15.1 million and APSA had repurchased a face value of US$ 4.8 million.
[2]	67% of the debt is held by APSA and the remaining 33% is held by Torodur.
[3]	As of September 30, 2011 APSA had repurchased a face value of US$ 10.0 million.

Excludes Convertible Notes due 2014. Outstanding principal: US$ 31,746,502

[4]	Debt in ARS debt was converted to USD.

Subsequent Event

Dividend Payment

At the Shareholders’ Meeting held on October 31, 2011 the following resolutions were adopted:

•	The advance dividend previously approved by the Board of Directors, for Ps. 130,824,500, was ratified.

•

A cash dividend of Ps. 117,054,600 in addition to the advance dividend already paid was approved, thus totaling Ps. 247,879,100, and it was resolved to transfer the balance to the “Freely Available Reserve”, delegating to the Board of Directors the power to pay this dividend within the statutory terms.

ALTO PALERMO S.A. (APSA)

V. Brief comment on prospects for the next quarter

Our shopping centers continue to exhibit occupancy levels close to 100% and a strong commitment by tenants, who keep choosing our properties for positioning their brands, both in the City of Buenos Aires and the interior of Argentina. Sales have maintained attractive growth rates, above inflation and activity levels. Prospects for the next quarter are favorable, in line with the trend that has been observed in the past quarters, particularly in the shopping centers of Greater Buenos Aires and the interior of Argentina, which grew at a higher pace than the portfolio’s average in the first quarter of 2012, hitting a 60% growth rate compared to the same quarter of 2011.

We plan to undertake various works aimed at expanding and positioning our shopping centers in the City of Buenos Aires and greater Buenos Aires, as well as in the interior of Argentina. We expect to invest in the revamping of our Soleil shopping center, purchased in July 2010, so as to position it as the first Premium Outlet in Argentina and attract the best public in the area, optimizing its sales. In addition, we have recently launched, through our subsidiary Arcos del Gourmet S.A., the project Espacio Urbano in the area of Palermo and the development of Neuquén Shopping, in the south region of Argentina, which we expect to be a commercial success as they will offer new innovative proposals for both tenants and consumers.

The performance of the “Dot Building” office building, located in the northern area of the City of Buenos Aires, is worthy of note, as it has reached 100% occupancy as of September 30, 2011, only one year after the sale of this building was launched.

We will also continue to work in the improvement of services at our shopping centers, so as to keep up the success attained in occupancy levels and traffic. In this sense, we will continue to partner with financial institutions in the promotion of credit card sales, which have proved to be very effective in terms of sales and have been favorably received by the public in inflationary contexts.

ALTO PALERMO S.A. (APSA)

2.	Consolidated Shareholders’ equity structure as compared with the four previous years.

	09.30.11	09.30.10	09.30.09 (1)	09.30.08 (1)	09.30.07 (1)
Current assets	585,602	487,002	493,080	531,106	713,865
Non-Current Assets	1,835,721	1,867,754	1,896,997	1,698,935	1,437,527

Total	2,421,323	2,354,756	2,390,077	2,230,041	2,151,392

Current Liabilities	471,243	409,578	589,486	506,354	428,714
Non-Current Liabilities	826,625	918,394	887,919	810,251	804,527

Subtotal	1,297,868	1,327,972	1,477,405	1,316,605	1,233,241

Minority interest	140,581	134,370	128,355	88,294	73,105
Shareholders’ Equity	982,874	892,414	784,317	825,142	845,046

Total	2,421,323	2,354,756	2,390,077	2,230,041	2,151,392

(1)	Amounts do not include the effect of the situation mentioned in Note 1 to the Unaudited Consolidated Financial Statements.

3.	Consolidated income structure as compared with the same period of the four previous years.

	09.30.11	09.30.10	09.30.09 (1)	09.30.08 (1)	09.30.07 (1)
Operating income	141,146	106,793	64,904	(20,873)	47,200
Equity investments	3,488	1,207	—	—	(14)
Amortization of goodwill, net	539	(83)	(408)	(278)	(1,012)

Financial results, net	(21,691)	(31,772)	(27,735)	(12,586)	(7,776)
Other income (expenses), net:	(193)	(282)	(1,679)	383	375

Income (loss) before taxes and minority interest	123,289	75,863	35,082	(33,354)	38,773

Income tax	(45,289)	(10,638)	(15,541)	(419)	(15,958)
Minority interest	(3,527)	(1,771)	(1,082)	10,758	(1,676)

Net income (loss) for the period	74,473	63,454	18,459	(23,015)	21,139

(1)	Amounts do not include the effect of the situation mentioned in Note 1 to the Unaudited Consolidated Financial Statements.

ALTO PALERMO S.A. (APSA)

4.	Statistical data as compared with the same period of the four previous years.

Not applicable.

5.	Key ratios as compared with the four previous years.

	09.30.11	09.30.10	09.30.09	09.30.08	09.30.07
Liquidity

Current assets	585,602	487,002	493,080	531,106	713,865

Current liabilities	471,243	409,578	589,486	506,354	428,714

Ratio	1.24	1.19	0.84	1.05	1.67

Debt

Total liabilities	1,297,868	1,327,972	1,477,405	1,316,605	1,233,241

Shareholders’ Equity	982,874	892,414	784,317	825,142	845,046

Ratio	1.32	1.49	1.88	1.60	1.46

Solvency

Shareholders’ Equity	982,874	892,414	784,317	825,142	845,046

Total liabilities	1,297,868	1,327,972	1,477,405	1,316,605	1,233,241

Ratio	0.76	0.67	0.53	0.63	0.69

Non-Current Assets to total Assets

Non-Current Assets	1,835,721	1,867,754	1,896,997	1,698,935	1,437,527

Total Assets	2,421,323	2,354,756	2,390,077	2,230,041	2,151,392

Ratio	0.76	0.79	0.79	0.76	0.67

Profitability

Net income (loss) for the period	74,473	63,454	18,459	(23,015)	21,139

Average shareholders’ equity	944,914	860,687	775,088	836,649	834,476

Ratio	0.079	0.074	0.024	(0.028)	0.025

6.	Brief comment on the future perspectives for the upcoming period.

See item 1.

ALTO PALERMO S.A. (APSA)

7.	Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company has ended training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies. On the other hand, as it was provided, the Company is finishing the initial diagnose process of regulatory differences and is begging to evaluate the necessaries changes in the process and systems to adequate them to the new requirements.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors to date has not become aware of any circumstance requiring amendments to such plan or indicating a potential departure from the proposed goals and terms.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Unaudited Balance Sheet as of September 30, 2011

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

On December 22, 2009, the Company’s Board of Directors approved the sale, assignment and transfer of 80% of Tarshop S.A.’s capital stock. (See Note 1 to the Unaudited Consolidated Financial Statements and Note 8.i.iii) to the Unaudited Basic Financial Statements).

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	09.30.11 Ps.	06.30.11 Ps.	03.31.11 Ps.	12.31.10 Ps.	Total Ps.
Accounts receivable, net	17,695	9,569	—	—	27,264

b)	Past due payable:

	09.30.11 Ps.	06.30.11 Ps.	03.31.11 Ps.	12.31.10 Ps.	Total Ps.
Trade accounts payable	—	—	—	—	—

c)	Receivables and liabilities with no fixed term:

09.30.11
Accounts receivable, net:	598
Other receivables and prepaid expenses, net	7,956
Taxes payable	—
Customer advances	599
Provisions	9,168
Other liabilities	89

ALTO PALERMO S.A. (APSA)

3.	(Continued)

d)	Current receivables to mature:

	12.31.11 Ps.	03.31.12 Ps.	06.31.12 Ps.	09.30.12 Ps.	Total Ps.
Accounts receivable, net	91,633	27,886	11,408	4,129	135,056
Other receivables and prepaid expenses, net	53,365	5,978	5,952	5,819	71,114

e)	Non-current receivables to mature:

	09.30.13 Ps.	09.30.14 Ps.	09.30.15 Ps.	09.30.16 Ps.	Total Ps.
Accounts receivable, net	532	187	60	226	1,005
Other receivables and prepaid expenses, net	3,172	825	603	168	4,768

f)	Current liabilities to mature:

	12.31.11 Ps.	03.31.12 Ps.	06.30.12 Ps.	09.30.12 Ps.	Total Ps.
Trade accounts payable	55,211	1,626	1,689	1,654	60,180
Customer advances	47,340	29,720	19,819	14,821	111,700
Short-term and long-term debt	47,278	5,255	21,448	14,187	88,168
Salaries and social security payable	6,653	3,456	—	1,761	11,870
Taxes payable	24,642	52,352	668	812	78,474
Other liabilities	30,970	14,044	363	363	45,740

g)	Non-current liabilities to mature:

	09.30.13 Ps.	09.30.14 Ps.	09.30.15 Ps.	09.30.16 Ps.	Total Ps.
Trade accounts payable	35	—	—	—	35
Customer advances	39,218	19,408	21,441	5,768	85,835
Long-term debt	4,085	132,812	—	496,052	632,949
Taxes payable	39,041	2,339	2,323	9,909	53,612
Other liabilities	1,283	14,835	1,283	39,302	56,703

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

		Ps.
Current
Local currency	(1)	157,958
Foreign currency	(1)	4,960

Non-current
Local currency	(1)	642
Foreign currency	(1)	363

(1)	Does not accrue interest, except for Ps. 154 that accrue interest at a variable market rate.

b)	Other receivables and prepaid expenses, net:

Current
Local currency	(1)	71,999
Foreign currency	(1)	1,537

Non-current
Local currency	(1)	10,302

(1)	Includes Ps. 6,319 that accrue interest at a fixed rate and Ps. 1,145 that accrue interest at a variable market rate.

c)	Trade accounts payable:

Current
Local currency	(1)	51,866
Foreign currency	(1)	8,314

Non-current
Local currency	(1)	35

(1)	Does not accrue interest.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

d)	Customer advances:

		Ps.
Current
Local currency	(1)	103,945
Foreign currency	(1)	8,354

Non-current
Local currency	(1)	85,541
Foreign currency	(1)	294

(1)	Does not accrue interest, except for Ps. 1,928 that accrue interest at a variable market rate.

e)	Short-term and long-term debt:

Current
Local currency	(1)	50,925
Foreign currency	(1)	37,243

Non-current
Foreign currency	(1)	635,072
Local currency		(2,123)

(1)	Includes Ps. 4,134 that accrue interest at a variable rate and Ps. 700,750 that accrue interest at a fixed market rate.

f)	Salaries and social security payable:

Current
Local currency	(1)	11,870

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	78,474

Non-current
Local currency	(1)	53,612

(1)	Does not accrue interest, except for Ps. 19,123 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

h)	Other liabilities:

		Ps.
Current
Local currency	(1)	45,817

Non-current
Local currency	(1)	56,715

(1)	Does not accrue interest, except for Ps. 45,568 that accrue interest at a variable rate.

i)	Provisions:

Non-current
Local currency	(1)	9,168

(1)	Does not accrue interest.

5.	Related parties.

See Note 5 and Exhibit C to the Unaudited Basic Financial Statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.3 to the Unaudited Basic Financial Statements.

8.	Current values.

See Notes 2.2 and 2.3 to the Unaudited Basic Financial Statements.

ALTO PALERMO S.A. (APSA)

9.	Appraisal revaluation of assets.

See Note 2.4 to the Unaudited Basic Financial Statements.

10.	Obsolete unused fixed assets.

None

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19,550.

None

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts	Accounting Value	Risk covered
Abasto	401,756	150,256	Fire, full risk and dismissed profit
Alto Palermo S.A. (APSA)	211,944	109,675	Fire, full risk and dismissed profit
Mendoza Plaza	235,010	76,703	Fire, full risk and dismissed profit
Paseo Alcorta	199,025	63,966	Fire, full risk and dismissed profit
Alto Avellaneda	185,259	59,347	Fire, full risk and dismissed profit
Alto Rosario	202,594	77,943	Full risk, construction and assembly
Patio Bullrich	97,449	80,976	Fire, full risk and dismissed profit
Córdoba Shopping – Villa Cabrera	115,116	64,459	Fire, full risk and dismissed profit
Alto Noa	95,120	19,844	Fire, full risk and dismissed profit
Soleil Factory	76,594	66,730	Fire, full risk and dismissed profit
Unique policy	15,000	—	Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

ALTO PALERMO S.A. (APSA)

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Exhibit E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaidcumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 13 to Basic Unaudited Financial Statements.

Autonomous City of Buenos Aires, November 11, 2011.

Saúl Zang
Vice-President i
acting as President

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at September 30, 2011 and the related statements of income, of changes in shareholders’ equity and of cash flows for the three-month periods ended September 30, 2011 and 2010 and the complementary notes 1 to 16 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the three-month periods ended September 30, 2011 and 2010, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an opinion on the Company’s financial position, the results of its operations, changes in its shareholders’ equity and cash flow, or on its consolidated financial statements.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2011 and 2010, on which we issued our unqualified report on September 8, 2011, we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) at September 30, 2011 and 2010 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them;

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

b)	the comparative information at June 30, 2011 included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements as of that date.

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights, except for the chapter entitled “Progress in the accomplishment of the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at September 30, 2011, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records and to the calculations performed by the Company amounted to Ps. 3,158,487, which was not claimable at that date.

Autonomous City of Buenos Aires, November 11, 2011.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17	C.P.C.E.C.A.B.A. Tº 1 Fº 30
Dr. Norberto Fabián Montero	José Daniel Abelovich
Public Accountant (U.B.A.)	Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 167 Fº 179	C.P.C.E.C.A.B.A. Tº 102 Fº 191

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Director

Dated: December 6, 2011